Exhibit 2.1

Execution Version

INTEREST PURCHASE AGREEMENT

dated as of April 15, 2018

by and among

MGM ELGIN SUB, INC.,

ILLINOIS RBG, L.L.C.,

as Sellers,

ELGIN RIVERBOAT RESORT – RIVERBOAT CASINO,

as Company,

ELDORADO RESORTS, INC.,

as Buyer,

ELGIN HOLDINGS I LLC,

ELGIN HOLDINGS II LLC,

as Buyer Purchasing Subsidiaries

and

MGM RESORTS INTERNATIONAL,

as MGM

i

Exhibit D	RBG Escrow Agreement
Exhibit E	Title Commitment
Exhibit F	Illustrative Example of Adjusted Working Capital

INTEREST PURCHASE AGREEMENT

This INTEREST PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of April 15, 2018, by and among ELGIN RIVERBOAT RESORT – RIVERBOAT CASINO d/b/a GRAND VICTORIA CASINO, an Illinois partnership (the “Company”), MGM ELGIN SUB, INC., a Nevada corporation (“MGM Elgin”), ILLINOIS RBG, L.L.C., a Delaware limited liability company (“RBG” and, together with MGM Elgin, the “Sellers”), MGM RESORTS INTERNATIONAL, a Delaware corporation (“MGM” and, together with the Sellers, the “Seller Parties”), ELDORADO RESORTS, INC., a Nevada corporation (the “Buyer”), ELGIN HOLDINGS I LLC, a Delaware limited liability company (“Elgin Holdings I”), and ELGIN HOLDINGS II LLC, a Delaware limited liability company (“Elgin Holdings II” and, together with Elgin Holdings I, the “Buyer Purchasing Subsidiaries”). The Buyer and the Buyer Purchasing Subsidiaries are sometimes referred to herein individually as a “Buyer Party” and collectively, the “Buyer Parties”. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in Section 9.1 hereof.

WHEREAS, each Seller owns, beneficially and of record one half of the outstanding partnership interests of the Company, collectively constituting 100% of the outstanding partnership interests of the Company (such ownership interests, the “Purchased Interests”);

WHEREAS, the Company owns and operates the Grand Victoria Casino Elgin and related improvements thereon, as more fully described on Schedule I hereto (the “Property”); and

WHEREAS, the Buyer desires to purchase from the Sellers, and the Sellers desire to sell to Buyer, all of the Purchased Interests, on the terms and subject to the conditions contained herein.

NOW, THEREFORE, the parties hereto, in consideration of the premises and of the mutual representations, warranties and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agree as follows:

ARTICLE I

PURCHASE AND SALE OF PURCHASED INTERESTS

Section 1.1 Purchase and Sale of Purchased Interests. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Buyer shall cause the Buyer Purchasing Subsidiaries to purchase the Purchased Interests from the Sellers in such proportions as shall be designated in writing by the Buyer, and each Seller shall sell, transfer and deliver to such Buyer Purchasing Subsidiaries the Purchased Interests owned by such Seller. The aggregate purchase price for the Purchased Interests (the “Purchase Price”), shall be an amount equal to (a) three hundred twenty seven million five hundred thousand Dollars ($327,500,000), plus (b) the Cash Amount, plus (c) the amount (if any) by which the Closing Working Capital exceeds the Target Working Capital, plus (d) the Deferred Compensation Asset, minus (e) the amount (if any) by which the Target Working Capital exceeds the Closing Working Capital, minus (f) an amount equal to 50% of the R&W Insurance Policy Premium, minus (g) the Indebtedness Amount, minus (h) the Accrued Donation Amount, minus (i) the Accrued Gaming Taxes Amount, minus (j) the Deferred Compensation Liability. Buyer shall pay (or cause to be paid) the Purchase Price and the other payments contemplated hereby as provided in Section 1.5 and subject to adjustment as set forth in Section 1.6.

Section 1.2 Deposit. No later than one (1) Business Day following the date hereof, the Buyer shall deposit fifteen million Dollars ($15,000,000) (such amount, the “Deposit”) with Citibank, National Association (the “Escrow Agent”) pursuant to an escrow agreement dated as of the date hereof (the “Deposit Escrow Agreement”) executed and delivered by the Sellers, the Buyer and the Escrow Agent. Upon the Closing, (i) the Escrow Agent shall release an amount equal to one-half of the Deposit to each Seller, and such aggregate amount shall be credited against the Purchase Price payable to the Sellers, and (ii) the Escrow Agent shall release the interest accrued on the Deposit, if any, to the Buyer. Upon the termination of this Agreement, the Deposit and the interest accrued thereon (if any) shall be payable pursuant to Section 7.2(b) hereof, and thereafter shall be promptly released by the Escrow Agent to the Buyer or the Sellers, as applicable, pursuant to such Section 7.2(b) hereof and the terms of the Deposit Escrow Agreement.

Section 1.3 Allocation of Purchase Price. The Purchase Price (as determined for federal income tax purposes, including any liabilities of the Company that are required to be treated as part of the Purchase Price for federal income tax purposes) shall be allocated among the assets of the Company in accordance with Sections 1060 and 755 of the Code and the Treasury Regulations promulgated thereunder (and any similar provision of state, local or foreign Law). The Buyer shall deliver to the Sellers within sixty (60) Business Days after the Closing Date a purchase price allocation (the “Proposed Allocation”). The Buyer shall promptly provide to the Sellers such backup or supporting data (including appraisals to the extent available) relating to the preparation of the Proposed Allocation as the Sellers may reasonably request. The Sellers shall accept and agree to the Proposed Allocation unless any one or more of the Sellers, acting in good faith, object to the Proposed Allocation, in which case such Seller or Sellers (as the case may be) shall, within fifteen (15) Business Days after receipt of the Proposed Allocation and requested supporting documentation, deliver written notice to the Buyer of such objection. Such notice shall specify in reasonable detail the items in the Proposed Allocation to which the Seller or Sellers object and the basis for such objection. Following delivery of such notice, the Sellers and the Buyer shall cooperate in good faith to reach a mutually acceptable agreement regarding such disputed items. In the event that the parties cannot mutually agree upon a resolution with respect to such disputed items within thirty (30) Business Days of the Buyer’s receipt of such notice, then each Seller and the Buyer shall each be entitled to determine the allocation of the Purchase Price among the assets of the Company in any manner each Seller or the Buyer, respectively, may determine in its sole discretion, and each Seller and the Buyer shall have no liability to the other with respect to such determination or allocation. In the event that the parties mutually agree upon a Proposed Allocation, the Buyer Parties and the Sellers agree to (a) be bound by the purchase price allocation established in accordance with this Section 1.3 (the “Purchase Price Allocation”), (b) act in accordance with the Purchase Price Allocation in the filing of all Tax Returns (including IRS Form 8594) and in the course of any Tax audit, Tax examination or Tax litigation relating thereto, and (c) take no position and cause their Affiliates to take no position inconsistent with the Purchase Price Allocation for Tax purposes, in the case of each of clauses (a) through (c) unless otherwise required by a change in applicable Law or pursuant to the good faith resolution of a Tax contest. The Sellers and the Buyer shall make appropriate adjustments to the Purchase Price Allocation to reflect any adjustments to the Purchase Price.

Section 1.4 Time and Place of Closing. Unless this Agreement is earlier terminated pursuant to Article VII hereof, the closing of the transactions contemplated by this Agreement, including the purchase and sale of the Purchased Interests (the “Closing”), shall take place no later than 10:00 a.m. Pacific Time on the fifth (5th) Business Day following satisfaction or waiver of all the conditions set forth in Article VI hereof (other than those conditions intended to be satisfied or waived at the Closing), at the offices of Milbank, Tweed, Hadley & McCloy LLP, Los Angeles, California, unless another time or place shall be agreed to by the parties (the “Closing Date”).

Section 1.5 Closing Transactions.

(a) Payments at Closing.

(i) The Buyer shall pay (or cause the Buyer Purchasing Subsidiaries to pay):

(A) to MGM Elgin, an amount equal to the product of (I) the Estimated Purchase Price (less the Deposit and the Closing Escrow Fund) and (II) 0.5; and

(B) to RBG, an amount equal to (I) the product of (x) the Estimated Purchase Price (less the Deposit and the Closing Escrow Fund) and (y) 0.5, minus (II) the RBG Escrow Fund,

in each case, by wire transfer of immediately available funds to the account(s) designated in writing by MGM Elgin and RBG, respectively, at least two (2) Business Days prior to the Closing Date.

(ii) The Buyer shall remit (or cause the Buyer Purchasing Subsidiaries to remit) the Closing Escrow Fund by wire transfer of immediately available funds to the account(s) designated in the Closing Escrow Agreement.

(iii) The Buyer shall remit (or cause the Buyer Purchasing Subsidiaries to remit) the RBG Escrow Fund by wire transfer of immediately available funds to the account(s) designated in the RBG Escrow Agreement.

(iv) The Buyer shall pay (or cause the Buyer Purchasing Subsidiaries to pay) to the applicable Persons payments in respect of the R&W Insurance Policy, which shall be paid by wire transfer of immediately available funds to the account(s) designated by such Persons in the invoices delivered to the Buyer.

(b) Deliveries at Closing. The following documents will be executed and delivered by the Buyer Parties and the Sellers, as applicable, at or prior to the Closing:

(i) The Sellers and the Buyer shall execute an escrow agreement in the form attached hereto as Exhibit A (the “Closing Escrow Agreement”).

(ii) The Buyer Parties shall deliver to the Sellers the certificates required by Section 6.3(a) and (b) hereof.

(iii) The Sellers shall deliver, or cause to be delivered, to the Buyer the certificates and materials required by Section 6.2(a), (b) and (c) hereof.

(iv) Each Seller (or if such Seller is a disregarded entity for U.S. federal income tax purposes, its regarded owner) shall deliver to the Buyer a properly completed IRS Form W-9 certifying that it is not subject to backup withholding and a certification of its status as a non-foreign person in the form attached hereto as Exhibit B (the “Non-Foreign Certificate”) in accordance and compliance with Treasury Regulations Section 1.1445-2(b)(2) and Section 1446(f) of the Code.

(v) Each Seller shall have executed and delivered an assignment agreement in the form attached hereto as Exhibit C (each, an “Assignment Agreement”) assigning such Seller’s interest in the Purchased Interests to the Buyer Purchasing Subsidiaries free and clear of all Encumbrances.

(vi) Each of the Sellers and the Buyer Purchasing Subsidiaries shall deliver evidence reasonably satisfactory to the Title Company regarding due organization and the due authorization of the transactions contemplated by this Agreement, to the extent required by the Title Company.

(vii) The Sellers shall deliver such customary affidavits as the Title Company may reasonably require in order to issue the Title Policy, including such affidavits as the Title Company may reasonably require to issue a non-imputation endorsement.

(viii) The Sellers shall deliver evidence of the resignation or removal, effective as of the Closing Date, of (A) each member of the executive committee of the Company, unless otherwise designated by the Buyer in advance in writing no less than five (5) Business Days prior to the Closing Date and (B) the Managing Joint Venture Partner.

(ix) The Sellers and the Buyer shall deliver to the Escrow Agent a joint written instruction instructing the Escrow Agent to release (1) the Deposit to the Sellers and (2) the interest accrued on the Deposit to the Buyer, in each case in accordance with the Deposit Escrow Agreement.

(x) The Sellers shall deliver evidence of (A) their respective resignations as members of the Grand Victoria Foundation, an Illinois not-for-profit corporation (the “GV Foundation”) and (B) the resignation or removal, effective as of the Closing Date, of each member of the board of directors of the GV Foundation that is affiliated with the Sellers.

(xi) The Sellers shall deliver to the Buyer the third-party consents listed on Section 1.5(b) of the Disclosure Schedules obtained by the Sellers with respect to the Purchased Interests or the consummation of the transactions contemplated by this Agreement.

(xii) RBG and the Buyer shall execute an escrow agreement in the form attached hereto as Exhibit D, pursuant to which the RBG Escrow Fund shall be held in respect of RBG’s payment obligations under Section 1.6(f) and Article VIII (the “RBG Escrow Agreement”).

(xiii) The Buyer shall provide Sellers with evidence that the R&W Insurance Policy has been bound and abdicates subrogation against the Sellers in all instances, other than in the case of common law fraud by Sellers in the making of the representations and warranties contained in Article II and Article III.

(xiv) The Sellers shall deliver to Buyer a USB drive containing a copy of the virtual data room maintained by Citrix ShareFile.

In addition to the above deliveries, the Buyer Parties and Seller Parties shall deliver or cause to be delivered such other customary documents and instruments of transfer, assumption or filings as such other party may reasonably request or as may otherwise be necessary to give effect to the transactions contemplated by this Agreement.

(c) Transfer of Possession. To the extent required by applicable Gaming Laws or Gaming Authorities, the Sellers and the Buyer shall prepare a detailed closing memorandum and submit it to the applicable Gaming Authorities with sufficient time to allow their review and approval and completion of the items set forth in such closing memorandum prior to the Closing Date.

Section 1.6 Purchase Price Adjustments.

(a) Not more than seven (7) Business Days nor less than three (3) Business Days prior to the Closing Date, the Sellers shall deliver to the Buyer a statement (the “Estimated Closing Statement”) showing the Sellers’ good faith estimate of the Estimated Cash Amount, Estimated Closing Working Capital, Estimated Deferred Compensation Asset, Estimated Indebtedness Amount, Estimated Accrued Donation Amount, Estimated Accrued Gaming Taxes Amount and Estimated Deferred Compensation Liability, including the calculation thereof in reasonable detail, and reasonable back-up documentation regarding the calculation of Estimated Cash Amount, Estimated Closing Working Capital, Estimated Deferred Compensation Asset, Estimated Indebtedness Amount, Estimated Accrued Donation Amount, Estimated Accrued Gaming Taxes Amount and Estimated Deferred Compensation Liability, and based on such calculations, the Sellers’ calculation of the Estimated Purchase Price. The Buyer and its Representatives will be entitled to reasonable access during normal business hours to the relevant records, personnel and working papers of the Company to aid in its review of the Estimated Closing Statement and the calculation of the Estimated Cash Amount, Estimated Closing Working Capital, Estimated Deferred Compensation Asset, Estimated Indebtedness Amount, Estimated Accrued Donation Amount, Estimated Accrued Gaming Taxes Amount, Estimated Deferred Compensation Liability and Estimated Purchase Price. The Sellers and the Buyer shall work together in good faith to agree on the Estimated Purchase Price prior to the Closing; provided, however, that the failure to agree on such amount shall not delay or otherwise prevent the Closing and, to the extent of any remaining dispute, the Sellers’ calculation of the Estimated Purchase Price shall prevail.

(b) At the Transfer Time, the Buyer shall conduct (or cause to be conducted) a cash count and the drop for one hundred percent (100%) of the Company’s gaming device “drop boxes” as well as a count of the Company’s liability for all outstanding chips, tokens, tickets and similar cash equivalents (“Company Chips”). A Representative of Sellers may be present to observe such cash count, drop box count, and Company Chips liability count if it so elects. Such cash count, drop box count, and Company Chips count shall be conclusive and binding upon the Sellers and the Buyer, absent manifest error, and shall be used in the preparation of Closing Working Capital that is contained in the Post-Closing Statement (it being understood that the aggregate value of all outstanding Company Chips will constitute a current liability of the Company in connection with the calculation of Closing Working Capital). Within three (3) Business Days after the Closing Date, the Buyer shall provide Sellers a list of all outstanding Company Chips in sufficient detail for Sellers to determine the type, number, and denomination of the Company Chips.

(c) No more than one hundred (100) days after the Closing Date, the Buyer will prepare (or cause to be prepared) and deliver to the Sellers a statement showing the Buyer’s calculation of the Cash Amount, Closing Working Capital, Deferred Compensation Asset, the Indebtedness Amount, the Accrued Donation Amount, the Accrued Gaming Taxes Amount and Deferred Compensation Liability, including the calculation thereof in reasonable detail calculated pursuant to the terms of this Agreement, and based on such calculations, the Buyer’s calculation of the Purchase Price (the “Post-Closing Statement”). The Buyer shall promptly provide to the Sellers such backup or supporting data relating to the preparation of the Post-Closing Statement and the calculation of the Cash Amount, Closing Working Capital, Deferred Compensation Asset, the Indebtedness Amount, the Accrued Donation Amount, the Accrued Gaming Taxes Amount, Deferred Compensation Liability and the Purchase Price reflected thereon as the Sellers may reasonably request. The Buyer shall also provide the Sellers and their respective Representatives with such reasonable access to the books, records and personnel of the Company, at reasonable times and upon reasonable notice, as the Sellers may request for the purposes of evaluating the Post-Closing Statement and the Buyer’s calculation of the Cash Amount, Closing Working Capital, Deferred Compensation Asset, the Indebtedness Amount, the Accrued Donation Amount, the Accrued Gaming Taxes Amount, Deferred Compensation Liability and the Purchase Price.

(d) The Sellers shall, within the thirty (30) day period following receipt of such Post-Closing Statement (the “Acceptance Period”), notify the Buyer of their acceptance or non-acceptance (as the case may be) of the Post-Closing Statement and the calculation of the Cash Amount, Closing Working Capital, Deferred Compensation Asset, the Indebtedness Amount, the Accrued Donation Amount, the Accrued Gaming Taxes Amount, Deferred Compensation Liability and the Purchase Price reflected thereon. If no such notice is delivered to the Buyer by the Sellers within the Acceptance Period, the Post-Closing Statement and the calculation of the Cash Amount, Closing Working Capital, Deferred Compensation Asset, the Indebtedness Amount, the Accrued Donation Amount, the Accrued Gaming Taxes Amount, Deferred Compensation Liability and the Purchase Price reflected thereon shall be deemed to have been accepted by the Sellers and shall be binding on all parties for all purposes of this Agreement. If the Post-Closing Statement and the calculation of the Cash Amount, Closing Working Capital, Deferred Compensation Asset, the Indebtedness Amount, the Accrued Donation Amount, the Accrued Gaming Taxes Amount, Deferred Compensation Liability and the Purchase Price reflected thereon are accepted or deemed to have been accepted by the Sellers, then payment of any related amounts, as contemplated by this Section 1.6(d), shall be made pursuant to Section 1.6(f). If the Sellers give notice (a “Dispute Notice”) to the Buyer within the Acceptance Period that the Sellers do not agree with or otherwise do not accept the calculation of the Cash Amount, Closing Working Capital, Deferred Compensation Asset, the Indebtedness Amount, the Accrued Donation Amount, the Accrued Gaming Taxes Amount, Deferred Compensation Liability and the Purchase Price reflected on the Post-Closing Statement, the Sellers shall describe in such Dispute Notice the nature of any disagreement so asserted. The Buyer and the Sellers shall endeavor in good faith to resolve all such disagreements within the thirty (30) day period (the “Negotiating Period”) following the delivery by the Sellers of such Dispute Notice.

(e) If the parties are able to resolve all disputed amounts, the Post-Closing Statement, as modified to reflect such resolution, shall be the final Post-Closing Statement and shall be binding on all parties for all purposes of this Agreement. If the Buyer and the Sellers are unable to resolve any disagreements regarding the Post-Closing Statement and the calculations reflected thereon within the Negotiating Period, then within fifteen (15) days after the end of the Negotiating Period all such disputes shall be referred to KPMG US LLP or, if such firm declines to serve, then such other nationally recognized independent accounting firm as is mutually acceptable to the Buyer and the Sellers (the “Neutral Accounting Firm”). The Neutral Accounting Firm shall be instructed only to resolve all outstanding disagreements relating to the Post-Closing Statement and the calculation of the Cash Amount, Closing Working Capital, Deferred Compensation Asset, the Indebtedness Amount, the Accrued Donation Amount, the Accrued Gaming Taxes Amount, Deferred Compensation Liability and the Purchase Price reflected thereon, and shall be instructed not to otherwise investigate such matters independently or introduce different judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies in connection therewith. If the Sellers and Buyer are unable to agree upon an accounting firm to serve as the Neutral Accounting Firm within such 15-day period, then the Neutral Accounting Firm shall be an accountant employed by an accounting firm of national standing designated by the American Arbitration Association in New York, New York (which shall not be the independent auditor of either Buyer or Sellers or their respective Affiliates). The Neutral Accounting Firm shall consider only those amounts that the Sellers and Buyer have been unable to resolve. Each of the Sellers and Buyer shall execute and deliver a customary engagement letter as may be reasonably requested by the Neutral Accounting Firm. The Sellers and Buyer shall instruct the Neutral Accounting Firm that, within five (5) Business Days following its acceptance of its appointment as the Neutral Accounting Firm, it shall deliver to the Sellers and Buyer a written notice (the “Accountant Notice”) setting forth (i) the deadline for Sellers’ and Buyer’s submission of the written presentations setting forth their respective positions with respect to the disputed amounts (which deadline shall in all events be (A) the same for the Sellers and Buyer and (B) no sooner than thirty (30) days following the date of delivery of the Accountant Notice (unless otherwise mutually agreed in writing among the Neutral Accounting Firm, the Sellers and Buyer) and no later than forty-five (45) days following the date of the Accountant Notice) and (ii) the format in which the Sellers and Buyer are to submit their written presentations (which format shall be reasonably acceptable to the Sellers and Buyer). A copy of all materials submitted to the Neutral Accounting Firm pursuant to the immediately preceding sentence shall be provided by the Sellers and Buyer, as applicable, no later than the deadline set forth in the Accountant Notice (as the same may be amended by the mutual written consent of the Neutral Accounting Firm, the Sellers and Buyer), and a copy of such materials shall be provided to the other party hereto concurrently with the submission thereof to the Neutral Accounting Firm.

The Sellers and Buyer shall instruct the Neutral Accounting Firm to promptly, but no later than sixty (60) days after its appointment, determine (based solely on the written presentations of the Sellers and Buyer timely delivered to the Neutral Accounting Firm in accordance with this Section 1.6(e) and in accordance with the guidelines and procedures set forth in this Agreement and not by independent review) only those matters in dispute and to render a written report as to the calculations of the disputed amounts, which report, absent manifest error, shall thereupon be conclusive and binding upon the parties hereto for all purposes hereunder. The Neutral Accounting Firm may not assign a value to any disputed amount greater than the greatest value for such disputed amount claimed by Buyer or the Sellers or less than the smallest value for such disputed amount claimed by Buyer or the Sellers. Upon the decision of the Neutral Accounting Firm, the Post-Closing Statement, as adjusted to the extent necessary to reflect the Neutral Accounting Firm’s decision, shall be the final Post-Closing Statement. The fees, costs, and expenses of the Neutral Accounting Firm shall be borne by Sellers and Buyer based on the inverse of the percentage that the Neutral Accounting Firm’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Neutral Accounting Firm. For example, should the items in dispute total in amount to $1,000 and the Neutral Accounting Firm award $600 in favor of the Sellers’ position, 60% of the costs of its review would be borne by Buyer and 40% of the costs would be borne by the Sellers.

(f) Promptly following the final resolution of all disputes, if any, relating to the Post-Closing Statement calculations and amounts reflected thereon in accordance with this Section 1.6, but in no event more than five (5) Business Days thereafter, (A) Buyer shall pay (or cause the Buyer Purchasing Subsidiaries to pay) to each Seller, by wire transfer of immediately available funds to such account or accounts as may be designated by the Sellers to the Buyer in writing, an amount equal to one-half of the amount (if any) by which the Retention Bonus Amount exceeds the Retention Bonus Payments as of such time and (B) (i) if the finally determined Purchase Price exceeds the Estimated Purchase Price (such amount, the “Actual Surplus”), then the Buyer shall pay (or cause the Buyer Purchasing Subsidiaries to pay) to each Seller, by wire transfer of immediately available funds to such account or accounts as may be designated by the Sellers to the Buyer in writing, an amount equal to one-half of such Actual Surplus, or (ii) if the finally determined Purchase Price is less than the Estimated Purchase Price (such amount, the “Actual Deficiency”), then each Seller shall severally pay to the Buyer an amount equal to the product of (i) such Actual Deficiency and (ii) 0.5 by wire transfer of immediately available funds to such account or accounts as may be designated by Buyer to the Sellers in writing; provided, that with respect to the amount of Actual Deficiency to be paid to Buyer by RBG, unless RBG elects to pay such amount owed as contemplated above, RBG and Buyer shall deliver to the Escrow Agent a joint written instruction instructing the Escrow Agent to release such amounts owed from the RBG Escrow Fund.

Section 1.7 Withholding. The Buyer Parties and the Company shall be entitled to deduct and withhold from the amounts payable under this Agreement such amounts as may be required to be deducted and withheld under the Code and any other applicable Tax Laws; provided, that Buyer Parties or the Company, as applicable, shall provide written notice of any intent to so deduct and withhold any amount to each Seller with respect to which such deduction or withholding may be made at least five (5) Business Days prior to making such deduction or withholding (unless such requirement to deduct or withhold any amount is pursuant to a change in Law or fact that occurs within five (5) Business Days of the applicable payment, in which case the

Buyer Parties or the Company, as applicable, shall use reasonable best efforts to provide written notice of any intent to so deduct and withhold any amount to each Seller with respect to which such deduction or withholding may be made prior to the time of such payment) and shall work with the applicable Seller(s) to reduce or eliminate such requirement to deduct and withhold such amount. To the extent that amounts are so deducted and withheld by the Buyer Parties or the Company, such deducted and withheld amounts (a) shall be remitted by the Buyer Parties or the Company to the applicable Governmental Entity within the time and in the manner required by applicable Law and (b) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SELLERS

The Company and the Sellers hereby jointly and severally represent and warrant to the Buyer that the following representations and warranties are true and correct as of the time of execution of this Agreement, except as set forth herein and in the Disclosure Schedules delivered to the Buyer on the date of this Agreement (the “Disclosure Schedules”) (which Disclosure Schedules shall be arranged in sections corresponding to the numbered and lettered sections of this Agreement and the disclosure in any section shall qualify other sections of this Agreement to the extent it is reasonably discernable from such disclosure that it is applicable thereto), as follows:

Section 2.1 Organization. The Company has been formed as a partnership, is existing under the Illinois Uniform Partnership Act (805 ILCS 206/100, et seq.) and has all requisite partnership power and authority to own, operate and lease its properties and assets and to carry on its business as now being conducted. The Company is duly qualified or registered to do business and is in good standing in the jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or registration necessary, except where such failure to be so qualified, registered or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Other than the GV Foundation, the Company does not own the stock of, or any equity interest in, any Person.

Section 2.2 Authority; No Conflict; Required Filings and Consents.

(a) The Company has all requisite partnership power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement and to perform its obligations hereunder and the agreements contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding obligation of the other parties hereto, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.

(b) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the organizational documents of the Company, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any Material Contract to which the Company is a party, Lease or Company Benefit Plan, or (iii) subject to the governmental filings and other matters referred to in Section 2.2(c) hereof, conflict with or violate any Law applicable to the Company.

(c) No consent, approval, order or authorization of, or registration, declaration, notice or filing with, any court or administrative, regulatory or governmental agency, commission, board, body, authority or instrumentality, including, but not limited to, any Gaming Authority (each, a “Governmental Entity”) is required on the part of any of the Company in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) those required under the Gaming Laws (including all Gaming Approvals), (iii) such consents, approvals, orders, authorizations, registrations, declarations, notices, filings or permits related to, or arising out of, compliance with statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or tobacco products and (iv) any consents, approvals, orders, authorizations, registrations, declarations, filings or permits required by the Buyer or any of its subsidiaries, Affiliates or key employees (including under the Gaming Laws).

Section 2.3 Capitalization.

(a) As of the date of this Agreement, other than the Purchased Interests, (i) there are not issued, reserved for issuance or outstanding any (A) partnership interests of, or other equity or voting interests in, the Company, (B) securities of the Company convertible into or exchangeable or exercisable for partnership interests of, or other equity or voting interests in, the Company or (C) options, warrants, rights, contracts, pledges, calls, puts, rights to subscribe, or other rights to acquire from the Company any partnership interests of, or other equity or voting units in, or securities convertible into or exchangeable or exercisable for partnership interests of, or other equity or voting interests in, the Company, and (ii) there exists no obligation of the Company to issue any partnership interests of, or other equity or voting interests in, or securities convertible into or exchangeable or exercisable for partnership interests of, or other equity or voting interests in, the Company.

(b) No partnership interests in the Company are subject to preemptive rights.

Section 2.4 Financial Statements. The Company has previously delivered to the Buyer (a) a true and complete copy of the Company’s audited balance sheet as of December 31, 2017 (the “Balance Sheet Date”) and income and cash flow statements for the twelve months then ended (collectively, the “Annual Financial Statements”) and (b) a true and complete copy of the Company’s unaudited balance sheet as of March 31, 2018 and income and cash flow statements for the three months then ended (the “Interim Financial Statements,” and together with the Annual Financial Statements, the “Financial Statements”). The Financial Statements were prepared in accordance with GAAP in effect at the time of such preparation (except for the absence of footnotes in the case of the Interim Financial Statements or as disclosed in the notes thereto in the case of the Annual Financial Statements), were applied on a consistent basis throughout the periods involved and fairly present, in all material respects, the financial position, results of operations and the cash flows of the Company as of such date and for the respective periods covered thereby, subject to normal period-end adjustments in the case of the Interim Financial Statements. The Financial Statements were prepared from books and records of the Company that have been maintained in material compliance with applicable legal and accounting requirements and reasonable business practices.

Section 2.5 Taxes.

(a) The Company has timely filed or will timely file (taking into account any applicable extension of time within which to file) with the appropriate taxing authorities all material Tax Returns that are required to be filed by, or with respect to, the Company prior to the Closing Date, all such Tax Returns are (or will be prior to the Closing Date) complete and correct in all material respects, and the Company has timely paid all material amounts of Taxes that are due and payable by it (whether or not reflected on any Tax Return).

(b) The Company has withheld and paid over to the appropriate authorities all material amounts of Taxes required to be withheld and paid over in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party.

(c) The Company is, and since its inception has been, properly treated as a partnership for federal, state and local income Tax purposes and neither the Company nor any Person on behalf of, or with respect to, the Company has made or filed an election under Treasury Regulations Section 301.7701-3 for the Company to be treated as an association taxable as a corporation.

(d) As of the date of this Agreement, (i) there is no assessment, levy, action, suit, proceeding, investigation, audit or claim now pending against the Company in respect of any material Tax and (ii) no written notice of any such assessment, levy, action, suit, proceeding, investigation, audit or claim has been received by the Company from any Tax authority in respect of any material Tax. As of the date of this Agreement, the Company has not waived any statute of limitations in respect of Taxes beyond the date of this Agreement or agreed to any extension of time beyond the date of this Agreement with respect to a Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business). Within the preceding three (3) years, no written claim has been made by a Governmental Entity in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(e) There are no Liens for Taxes (other than Permitted Encumbrances) upon the assets of the Company.

(f) The Company (i) has not executed or entered into a material closing agreement pursuant to Section 7121 of the Code or any similar provision of Law or any other material binding written agreement with any taxing authority, (ii) has not granted to any Person any power of attorney that is currently in force with respect to any Tax matter and that will be in force following the Closing, (iii) is not a party to any Tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) other than any agreement or arrangement the primary purpose of which does not relate to Taxes, (iv) has not received any private letter ruling of the Internal Revenue Service or comparable rulings of any other Governmental Entity, (v) is not and has not been a member of any consolidated, combined, unitary or similar Tax group nor has any Liability for Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of Law), or as a transferee or successor under applicable Law, (vi) has not engaged in any “listed transaction” (other than a “loss transaction”) as defined in Treasury Regulations Section 1.6011-4(b), and (vii) has received properly completed Forms IL-1000-E from each Seller.

(g) The Company will not be required to include any item of income in taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) installment sale or open transaction disposition made on or prior to the Closing Date or (ii) prepaid amount received on or prior to the Closing Date.

(h) The Company has not made an election pursuant to Section 1101(g)(4) of the Bipartisan Budget Act of 2015 (P.L. 114-74) to have the amendments made pursuant to that act apply to its Tax Returns for a partnership taxable year beginning before January 1, 2018.

Nothing in this Section 2.5 or otherwise in this Agreement shall be construed as a representation or warranty with respect to the amount or availability of any net operating loss, capital loss, tax credit carryover or other Tax asset or attribute of the Company in any taxable period (or portion thereof) beginning after the Closing Date.

Section 2.6 Real Property; Vessels.

(a) Section 2.6(a) of the Disclosure Schedules sets forth a true, correct and complete description of all real property (including any Vessels) owned by the Company as of the date hereof (the “Owned Real Property”), and all real property (including any Vessels) leased by the Company as lessee (the “Leased Real Property,” and together with the Owned Real Property and all of the Company’s rights, title and interest in and to all land, buildings, Vessels, structures, easements, appurtenances and improvements thereon, collectively, the “Real Property”).

(b) The Company has a good and valid title to the Owned Real Property and a good and valid leasehold interest in the Leased Real Property, in each case free and clear of any and all Liens and Encumbrances, except for the Permitted Encumbrances.

(c) Section 2.6(c) of the Disclosure Schedules sets forth a true, correct and complete list of the documents and agreements pursuant to which the Company (i) leases the Leased Real Property (together with all amendments and modifications thereof, the “Tenant Lease Documents”) or (ii) leases, subleases or licenses a portion of the Real Property or Vessels to another Person (together with all amendments and modifications thereof, the “Lease Documents”; and together with the Tenant Lease Documents, the “Leases”). True, complete and correct copies of the Leases and all material contracts to which Company is or was a party within the last five years with respect to construction on or improvement of any Owned Real Property or Leased Real

Property with a value in excess of $1,000,000 and all plans and specifications relating to such construction or improvement have been made available to the Buyer. Each Lease is a legal, valid and binding obligation of the Company, as applicable, and to the knowledge of the Company, the other parties thereto, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity. The Leases are in full force and effect. Neither the Company nor, to the knowledge of the Company, any landlord, lessee or other party, is in material default under the Leases. The Company has not given or received any written notice of default under any of the Leases.

(d) The use and occupancy of the Real Property does not violate in any material respect the requirements of applicable Laws.

(e) Except as set forth in the Leases or as permitted by this Agreement there are no options to purchase, rights of first refusal, first offer rights, rights of reverter, or options to lease for the sale, exchange, material encumbrance (other than Permitted Encumbrances), lease, sublease, license, assignment or transfer of the Real Property or the Vessels, or any portion thereof or interest therein.

(f) To the knowledge of the Company, all material certifications, permits, credits, licenses and approvals, including certificates of completion and occupancy permits required of the Company for the legal use, occupancy and operation of each Property and the improvements thereon, to the extent applicable, for its current or contemplated respective use, have been obtained and are in full force and effect. To the knowledge of the Company, the improvements on the Property do not have any material structural defects and there is no existing condition that would be reasonably expected to result in such improvements suffering material structural defects.

(g) The Company has not received written notice of any condemnation or eminent domain proceeding pending or threatened against the Property or any part thereof, and to the knowledge of the Company, there are no such proceedings pending or threatened against the Property. No written notice from any Governmental Entity has been received by the Company or the Sellers concerning the possible imposition of any special assessments on the Property.

(h) No Seller (or if any Seller is a disregarded entity for U.S. federal income tax purposes, its regarded owner) is a “foreign person” within the meaning of Section 1445 of the Code.

Section 2.7 Intellectual Property.

(a) Section 2.7(a) of the Disclosure Schedules lists all registrations and applications for all Intellectual Property owned by the Company (collectively with all other Intellectual Property used in or necessary to the conduct of the business of the Company, the “Company Intellectual Property”). To the knowledge of the Company, the Company has complied with all applicable Laws and the requirements to prosecute, file, and maintain the enforceability of such registrations and applications for Intellectual Property. To the knowledge of the Company, the Company Intellectual Property is valid and enforceable, the Company has not taken or failed to take any action which may prejudice the validity or enforceability of the Company Intellectual Property. The Company owns or has the right to use the Company Intellectual Property as used immediately prior to Closing without Encumbrances and, to the knowledge of the Company, there is no conflict with the rights of the Company therein or any conflict by it with the rights of others therein. No party to any Contract related to the Company Intellectual Property is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default or permit termination, modification or acceleration thereunder. The Company has not received any written communication that the Company is using or disclosing in an unauthorized manner, infringing, or misappropriating in the conduct of the business of the Property as presently conducted the right or claimed right of any Person with respect to any Intellectual Property right. To the Company’s knowledge, (i) no Company Intellectual Property is being used or disclosed in an unauthorized manner, infringed, or misappropriated by any Person and (ii) the Company has not used or disclosed in an unauthorized manner, infringed, or misappropriated the right or claimed right of any Person with respect to any Intellectual Property right.

(b) Section 2.7(b) of the Disclosure Schedules sets forth all of the licensed Intellectual Property used in or necessary to the conduct of the business of the Company (other than “off the shelf” licenses) (“Licensed Intellectual Property”). All agreements for Licensed Intellectual Property are valid and enforceable, and the Company is not in breach of those agreements.

Section 2.8 Agreements, Contracts and Commitments. Section 2.8 of the Disclosure Schedules sets forth, as of the time of execution of this Agreement, a true and complete list of, and the Company has made available to the Buyer true and complete copies of, the following Contracts (other than any Leases, Labor Agreements or Company Benefit Plans) (collectively, the “Material Contracts”):

(a) each Contract of the Company involving aggregate payments by or to the Company of more than $50,000 in any twelve-month period;

(b) each Contract of the Company that contains “requirements” provisions or other provisions obligating the Company to purchase or obtain a minimum or specified amount of any product or service from any Person;

(c) (i) all Contracts pursuant to which any indebtedness for borrowed money of the Company is outstanding or may be incurred, and (ii) all Contracts of or by the Company guaranteeing any obligations of any other Person;

(d) all Contracts pursuant to which the Company has agreed not to, or which, following the consummation of the transactions contemplated by this Agreement, would restrict the ability of the Company, to compete with any Person in any business or in any geographic area or to engage in any business or other activity, including any restrictions relating to “exclusivity” or any similar requirement in favor of any Person other than the Company pursuant to which any material benefit is required to be given or lost as a result of so competing or engaging, other than any Leases;

(e) all Contracts to which the Company is party granting any license to, or franchise in respect of, any material right, property or other asset;

(f) all Contracts pursuant to which material Intellectual Property is licensed to or from the Company (excluding for the use of commercially available, off-the-shelf software); and

(g) all joint venture, limited liability company, partnership or other similar Contracts (including all amendments thereto) in which the Company is a party.

Each Material Contract is a legal, valid and binding obligation of the Company and, to the knowledge of the Company, the other parties thereto, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity. The Company is not in material violation of or in default under (nor, to the knowledge of the Company, does there exist any condition that upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Material Contract to which it is a party.

Section 2.9 Litigation. There is no action, suit or proceeding, claim, arbitration or investigation pending against the Company, or as to which the Company has received any written notice of assertion or, to the knowledge of the Company, threatened against the Company. There is no action, suit or proceeding pending or, to the knowledge of the Company, threatened which questions the legality or propriety of the transactions contemplated by this Agreement. The Company is not subject to any material judgment, order, award or decree of any United States federal, state or local, or any supra-national or non-U.S. court or tribunal and any award in any arbitration proceeding.

Section 2.10 Environmental Matters. Except as that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect:

(a) the Company has all Environmental Permits necessary to conduct the business and operations conducted at the Property and all such Environmental Permits are in full force and effect;

(b) the Real Property and the Company’s ownership, leasing, operation and use thereof, is in compliance with all applicable Environmental Laws;

(c) there are no Environmental Liabilities of the Company;

(d) there are no Environmental Conditions;

(e) the Company has not received any written notices from any Governmental Entity or other Person alleging Liability or Environmental Liability under or violation of any Environmental Law related to the Property, or alleging responsibility for the removal, cleanup, or Remediation of any Environmental Condition or any violation, or alleged violation, of any Environmental Law or related to any Environmental Liability, other than any notices which have been fully addressed and for which the Company no longer has any material pending Liability;

(f) the Company is not subject to any pending or, to the knowledge of the Company, threatened enforcement or investigatory action by any Governmental Entity regarding any Environmental Condition;

(g) to the knowledge of the Company, no active or out-of-service underground storage tanks, or sites from which such storage tanks have been removed, or landfills, surface impoundments, waste piles or land disposal areas, exist in, at or on the Real Property, that could reasonably be expected to give rise to any Environmental Liability of the Company; and

(h) all material environmental site assessment reports (including any Phase I or Phase II Environmental Site Assessment reports), and all investigation, Remediation or compliance studies, audits, assessments or similar documents that, to the knowledge of the Company, are in the possession or control of the Company and relate to the Environmental Conditions at the Real Property have been made available to the Buyer.

Section 2.11 Absence of Certain Changes or Events. During the period from the Balance Sheet Date, the Company has conducted its businesses in all material respects in the Ordinary Course of Business, and there has not been:

(a) any event, circumstance or condition that individually or in the aggregate has had or is reasonably likely to have a Material Adverse Effect;

(b) any change in financial accounting methods, principles or practices by the Company materially and adversely affecting the financial condition or results of operations of the Company, except insofar as may have been required by a change in GAAP;

(c) any (x) increase in the salary, wages or other compensation of any officer, employee or consultant of the Company of more than 3% or (y) adoption, entering into or becoming bound by any Company Benefit Plan, or collective bargaining agreement, or amendment, modification or termination (partial or complete) thereto, in each case except to the extent required by applicable Law or as required by the terms of any Company Benefit Plan, Labor Agreement or other Contract in effect as of the Balance Sheet Date and set forth on the list the Company provided to the Buyer Parties pursuant to Section 2.15(a);

(d) any material physical damage, destruction or other casualty loss (whether or not covered by insurance) affecting the Property or any other real or personal property or equipment of the Company other than wear and tear in the Ordinary Course of Business;

(e) any entering into, amendment, modification, termination (partial or complete) or granting of a waiver under any Material Contract, in each case other than in the Ordinary Course of Business; provided, that the parties acknowledge and agree that renewal of Contracts or licenses on substantially the same terms shall be deemed to be in the Ordinary Course of Business;

(f) any material adverse change in any rights that the Company has under or to any Intellectual Property that is owned by the Company or, to the knowledge of the Company, any such change in such rights under or to Intellectual Property owned by third parties that the Company has the right to use, other than the expiration of any such rights in accordance with the terms thereof;

(g) any entering into of a Contract to do or engage in any of the foregoing after the date hereof.

Section 2.12 No Undisclosed Liabilities. Except as reflected or reserved against in the balance sheets included in the Annual Financial Statements or in the notes thereto, the Company has no Liabilities other than (i) Liabilities incurred in the Ordinary Course of Business after the Balance Sheet Date, (ii) Liabilities incurred under this Agreement or in connection with the transactions contemplated by this Agreement, (iii) pursuant to Contracts to which the Company is bound as of the date of this Agreement or Contracts entered into after the date of this Agreement in accordance with Section 5.1 (excluding any Liabilities arising as a result of a breach of or default under any such Contract by the Company), (iv) Liabilities which have been discharged or paid in full prior to the date of this Agreement and (v) Liabilities that would not be, individually or in the aggregate, material to the Company.

Section 2.13 Permits; Compliance with Gaming Laws.

(a) The Company and, to the knowledge of the Company, its directors, managers, officers and Persons performing management functions similar to officers, hold all permits, registrations, findings of suitability, licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Entities (including all Gaming Approvals), necessary to conduct the business and operations conducted at the Property, each of which is in full force and effect in all material respects (the “Company Permits”). To the knowledge of the Company, no event has occurred or condition or state of facts exists that permits, or upon the giving of notice or passage of time or both, would permit, revocation, non-renewal, modification, suspension, limitation or termination of any of the Company Permits that currently are in effect. The Company and its directors, officers, and Persons performing management functions similar to officers are in compliance in all material respects with the terms of the Company Permits. The business conducted by the Company at the Property is not being conducted in violation of any applicable Law of any Governmental Entity (including any Gaming Laws in any material respect). The Company has not received a written notice of any investigation by any Governmental Entity that is pending, and, to the knowledge of the Company, no investigation is threatened, nor has any Governmental Entity indicated in writing any intention to conduct the same.

(b) Neither the Company nor, to the knowledge of the Company, any of their directors, managers, officers or Persons performing management functions similar to officers has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Entity since January 1, 2015 under, or relating to, any violation or possible violation of any Gaming Laws exclusively related to actions or inactions at the Property.

Section 2.14 Personnel; Labor Matters.

(a) The Company has previously provided the Buyer with a schedule that sets forth the following information with respect to each individual employed by the Company as of the date of this Agreement: (i) base salary or wage rate; (ii) cash and other incentive bonus targets;

(iii) work location; (iv) classification as exempt or non-exempt; (v) active work status; (vi) confirmation that each individual, if required by Law, has provided documentation of their eligibility to work in the United States; and (vii) details of any applicable work visas or similar arrangements that is accurate and complete in all material respects.

(b) The Company is not party to any collective bargaining, works council or other similar agreement with any labor organization covering employees of the Company (collectively “Labor Agreements”). No collective bargaining agreement or similar agreement is currently being negotiated by the Company and, to the knowledge of the Company, there are no pending or threatened union organizing activities involving the employees of the Company.

(c) The Company is in compliance in all material respects with all applicable Laws relating to employees or employment, including Laws relating to wages and hours of work, discrimination and harassment, occupational health and safety, and classification of employees and independent contractors. No unfair labor practice charge, complaint, grievance or arbitration proceeding is pending or, to the knowledge of the Company, threatened against the Company. There is not now, nor has there been at any time during the five (5) year period preceding the date of this Agreement, any labor strike, dispute, work slowdown or stoppage pending or, to the knowledge of the Company, threatened against the Company.

(d) There is no pending or, to the knowledge of the Company, threatened charge, complaint, investigation, action or claims filed with or by any federal or state agency, including to the U.S. Equal Employment Opportunity Commission, Occupational Safety and Health Administration, the National Labor Relations Board or United States Department of Labor.

(e) The Company has not implemented any plant closing or mass layoff for which notice was required, or incurred any liability or obligation under, the Worker Adjustment and Retraining Notification Act or any similar state or local Law within the six (6) months prior to the date of this Agreement.

Section 2.15 Employee Benefits.

(a) The Sellers and the Company have provided to the Buyer Parties a correct and complete list of each Company Benefit Plan. With respect to each Company Benefit Plan, the Company has provided to the Buyer or their counsel a copy, to the extent applicable, of: (i) each material writing constituting a part of such Company Benefit Plan and all material amendments thereto; (ii) the current summary plan description and any material modifications thereto; (iii) the most recent annual financial and actuarial reports; and (iv) the most recent determination letter received by the Company from the IRS regarding the tax-qualified status of such Company Benefit Plan.

(b) Neither the Company, nor any of its ERISA Affiliates have within the past six (6) years adopted, maintained, sponsored or contributed to, or had an obligation to maintain, sponsor or contribute to, or had any actual or contingent liability or obligation with respect to, and no Company Benefit Plan currently is, (i) a “defined benefit plan” as defined in Section 3(35) of ERISA, (ii) a pension plan subject to the funding standards of Section 302 or Title IV of ERISA or Section 412 of the Code, (iii) a “multiemployer plan” as defined in Section 3(37) of ERISA or

Section 414(f) of the Code or (iv) a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code. Neither the Company nor any of its ERISA Affiliates has any actual or contingent liability under Title IV of ERISA, and to the knowledge of the Company no condition exists that presents a risk to the Company or any of its ERISA Affiliates of incurring any such liability.

(c) There has been no “reportable event” within the meaning of Section 4043 of ERISA and the regulations and interpretations thereunder with respect to any Company Benefit Plan which has not been or will not be fully and accurately reported in a timely fashion, as required, or which, whether or not reported, could reasonably be expected to constitute grounds for the Pension Benefit Guaranty Corporation to institute termination proceedings with respect to any Company Benefit Plan.

(d) The Company has reserved the right to amend, terminate or modify at any time all Company Benefit Plans providing for retiree health or life insurance coverage or other retiree benefits (other than COBRA continuation cover under Section 4980B of the Code or Section 601 of ERISA), and there have been no communications to employees or former employees which could reasonably be interpreted to promise or guarantee such employees or former employees retiree health or life insurance or other retiree benefits on a permanent basis. The Company does not have any liability for post-separation, life insurance, death or medical benefits to current or former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA or other applicable Law.

(e) No Company Benefit Plan provides any individual with an indemnification, “gross up” or similar payment in respect of any Taxes that may become payable under Section 409A or Section 4999 of the Code. With respect to each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and is subject to Section 409A of the Code, (A) the written terms of such Company Benefit Plan is in compliance with Section 409A of the Code and applicable guidance thereunder, and (B) such Company Benefit Plan is and has, during the past three (3) years been, operated in compliance with Section 409A of the Code and applicable guidance thereunder.

(f) With respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code (a “Company Qualified Plan”), such plan has received a favorable determination letter (or opinion letters upon which the Company is entitled to rely, in the case of any prototype plans) from the IRS that it is so qualified. To the knowledge of the Company, no event has occurred and condition exists that could reasonably be expected to adversely affect the qualified status of any Company Qualified Plan or the related trust.

(g) Each Company Benefit Plan has been established, administered and operated, in all material respects, in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws. There are no pending or, to the knowledge of the Company, threatened actions, claims or lawsuits against any Company Benefit Plan (other than routine benefits claims in the Ordinary Course of Business). There is not now, nor to the knowledge of the Company do any circumstances exist that could give rise to, any requirement for the posting of security by the Company with respect to a Company Benefit Plan or the imposition of any lien on the assets of the Company under ERISA, the Code or other applicable Law.

(h) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any employee of the Company; (ii) increase any compensation or benefits otherwise payable under any Company Benefit Plan otherwise payable to any employee of the Company; (iii) result in the acceleration of the time of payment, funding or vesting of any such compensation or benefits; or (iv) result in the payment or provision (whether in connection with any termination of employment or otherwise) of any “excess parachute payment” within the meaning of Section 280G of the Code with respect to any current or former employee, consultant or contractor of the Company.

(i) Neither the Company nor any fiduciary, nor, to the knowledge of the Company, any other Person has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which would reasonably be expected to subject any of the Company Benefit Plans or their related trusts, the Company or any Person that the Company has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

Section 2.16 Insurance. All of the insurance policies of the Company are in full force and effect, and the Company is not in material default with respect to its obligations under any of such insurance policies.

Section 2.17 Affiliate Transactions. There are no Contracts between the Company, on the one hand, and any Seller, or any officer, manager, member or Affiliate of any Seller or the Company, on the other. Neither Seller nor any officer, manager, member or Affiliate of any Seller provides or causes to be provided any assets, services or facilities to the Company, and the Company does not provide or cause to be provided any assets, services or facilities to any Seller or any officer, manager, member or Affiliate of any Seller.

Section 2.18 Propriety of Past Payments. Neither the Company, nor any manager, officer, employee or agent of the Company, or any other Person associated with or acting for or on behalf of the Company has, directly or indirectly, made any illegal contribution, gift, bribe, rebate, payoff, influence payment, kickback or other similar payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain any benefit for the Company or any of its Affiliates in violation of any applicable Law. The Company has not accepted or received any unlawful contribution, payment, gift, kickback, expenditure or other item of value.

Section 2.19 Complimentaries. The Company is not committed to any material complimentary arrangement for food or beverage for any of its guests or clients which has not been taken into account in determining its “current liabilities,” as determined in accordance with GAAP consistently applied.

Section 2.20 Customer Database. Neither the Company nor either Seller or its Affiliates has delivered, and neither the Company nor either Seller has knowingly permitted any of their respective employees, representatives, agents, officers or managers to: (i) copy the Customer Database file, including any subsets thereof, or any other records of the Company for any use outside of the Ordinary Course of Business; (ii) deliver, the Customer Database file, including any subsets thereof, or other records of the Company to a third party or (iii) knowingly authorized a third party to access the Customer Database files, including any subsets thereof, and other records of the Company (other than, in the case of clauses (i) and (ii) above, mailing houses to use or process such information solely on its behalf, Governmental Entities as required by Law, or vendors and consultants in the Ordinary Course of Business). The Customer Database files and other records of the Company have been updated, maintained and secured in the Ordinary Course of Business. The Customer Database is the sole property of the Company and the Company has exclusive rights to such database and the collective information contained in such files and records. To the Company’s knowledge, the Customer Database files and other records of the Company have not been accessed, copied, used or disclosed in any unauthorized manner, including by any unauthorized Person.

Section 2.21 Privacy; Security.

(a) The Company has written privacy and security policies that govern its collection, protection, storage, use, disclosure and transfer of Personal Data and records of the Company, including the Customer Database, that comply in all material respects with applicable Laws and the Company is in compliance in all material respects with its privacy and security policies and applicable Laws relating to Personal Data, including with respect to any Personal Data collected by the Company or by any third party having authorized access to the records of the Company.

(b) The Company is in material compliance with contractual requirements and has in place privacy and security policies that are designed to protect (i) the security, confidentiality and integrity of transactions executed through the Company IT Systems, and (ii) the security, confidentiality and integrity of all Personal Data or other information that does not relate to individuals for which the Company has an obligation of confidentiality. The Company has taken commercially reasonable measures to implement business continuity, back up and disaster recovery technology and procedures with respect to data and information necessary for the operation of its business without (i) material disruption to, or interruption in, the operation of its business or (ii) loss or unauthorized disclosure or transfer of any such data and information. The Company has not experienced within the past three (3) years any (i) material disruption to, or material interruption in, the operation of its business attributable to a defect, bug, breakdown or other failure or deficiency of the Company IT Systems or (ii) breach or otherwise unauthorized access of the Company IT Systems resulting in the loss or unauthorized disclosure or transfer of any Personal Data, the Customer Database files or any other records of the Company.

Section 2.22 Tangible Personal Property. The Company is in possession of and has good title to, or has valid leasehold interests in or valid rights under Contract to use, all tangible personal property necessary for the operation of its business, including all tangible personal property reflected on the balance sheet included in the Financial Statements and tangible personal property acquired since the Balance Sheet Date (other than property disposed of since such date in the Ordinary Course of Business). Such tangible personal property is in reasonably serviceable condition (subject to normal wear and tear) and free and clear of all Liens, other than Permitted Encumbrances, and its use complies in all material respects with all applicable Laws, including all Gaming Laws.

Section 2.23 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller, severally and not jointly, hereby represents and warrants to the Buyer that the following representations and warranties are true and correct as of the time of execution of this Agreement, except as set forth herein or in the Disclosure Schedules (which Disclosure Schedules shall be arranged in sections corresponding to the numbered and lettered sections of this Agreement and the disclosure in any section shall qualify other sections of this Agreement to the extent it is reasonably apparent from the face of the statement that it is applicable thereto):

Section 3.1 Organization. Such Seller is duly organized or formed (as the case may be), validly existing and in good standing under the Laws of its respective jurisdiction of organization set forth on Section 3.1 of the Disclosure Schedules and has all requisite corporate or limited liability company (as the case may be) power and authority to own, operate and lease its properties and assets and to carry on its business as now being conducted. Such Seller is duly qualified or registered to do business and is in good standing in the jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or registration necessary, except where such failure to be so qualified, registered or in good standing would not materially impair or materially delay the Closing.

Section 3.2 Authority; No Conflict; Required Filings and Consents.

(a) Such Seller has all requisite corporate or limited liability company (as the case may be) power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement and to perform its obligations hereunder and the agreements contemplated hereby to which such Seller is a party. The execution and delivery of this Agreement by such Seller and the consummation by such Seller of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or limited liability company (as the case may be) action on the part of such Seller. This Agreement has been duly executed and delivered by such Seller and, assuming this Agreement constitutes the valid and binding obligation of the other parties hereto, constitutes the valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.

(b) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the organizational documents of such Seller, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any Contract, to which any such Seller is a party, or (iii) subject to the governmental filings and other matters referred to in Section 3.2(c) hereof, conflict with or violate any Law applicable to such Seller, except, in the case of clauses (ii) and (iii) above, where any such breaches, conflicts, violations, defaults, terminations, cancellations, accelerations, losses or failures to obtain any such consent or waiver would materially impair or materially delay the Closing.

(c) No consent, approval, order or authorization of, or registration, declaration, notice or filing with, any Governmental Entity is required on the part of any of such Seller in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the pre-merger notification report under the HSR Act, (ii) those required under the Gaming Laws (including all Gaming Approvals), (iii) such consents, approvals, orders, authorizations, registrations, declarations, notices, filings or permits related to, or arising out of, compliance with statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or tobacco products and (iv) any consents, approvals, orders, authorizations, registrations, declarations, fillings or permits required by the Buyer or any of its subsidiaries, Affiliates or key employees (including under the Gaming Laws).

Section 3.3 Title. Such Seller owns of record and beneficially all of the Purchased Interests set forth opposite such Seller’s name on Schedule II, free and clear of Encumbrances except for those Encumbrances set forth in the Partnership Agreement and under applicable securities Laws and Gaming Laws. Assuming the Buyer Parties have the requisite power and authority to be the lawful owner of the Purchased Interests, upon consummation of the transactions provided for in this Agreement in accordance with the terms hereof, such Seller will deliver to the Buyer Purchasing Subsidiaries good and valid title to the Purchased Interests, free and clear of all Liens, except for Liens created by or on behalf of or claiming through or under the Buyer Parties and restrictions on the subsequent transfer of the Purchased Interests by the Buyer Parties imposed under applicable securities Laws or Gaming Laws.

Section 3.4 Brokers. No such Seller, nor any of its respective Representatives, has employed any broker, financial advisor or finder or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER PARTIES

Each Buyer Party, jointly and severally, represents and warrants to each of the Sellers and the Company that the following representations and warranties are true and correct as of the time of execution of this Agreement, except as set forth herein and in the disclosure schedules delivered by the Buyer Parties to the Sellers on the date of this Agreement (the “Buyer Disclosure Schedules”) (which Buyer Disclosure Schedules shall be arranged in sections corresponding to the numbered and lettered sections of this Agreement and the disclosure in any section shall qualify other sections of this Agreement to the extent it is reasonably apparent from the face of the statement that it is applicable thereto):

Section 4.1 Organization. Such Buyer Party is duly organized, validly existing and in good standing under the Laws of Nevada or Delaware, as applicable, and such Buyer Party has all requisite corporate or limited liability company power, as applicable, and authority to carry on its business as now being conducted. Such Buyer Party is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing would not materially impair or materially delay the Closing. Each of the Buyer Purchasing Subsidiaries is disregarded as an entity separate from its owner for U.S. federal income Tax purposes.

Section 4.2 Authority; No Conflict; Required Filings and Consents.

(a) Such Buyer Party had all requisite corporate or limited liability company (as the case may be) power and authority to enter into this Agreement and consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by such Buyer Party and the agreements contemplated hereby and the consummation by such Buyer Party of the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of the Buyer Parties, as applicable. This Agreement has been duly executed and delivered by the Buyer and constitutes the valid and binding obligation of the Buyer, enforceable against it in accordance with its terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.

(b) The execution and delivery of this Agreement by the Buyer does not, and the consummation by the Buyer Parties of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the certificate or articles of incorporation, bylaws or other organizational document of the Buyer Parties, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, Contract or obligation to which the Buyer Parties are a party or by which it or any of its properties or assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 4.2(c) hereof, conflict with or violate any permit, concession, franchise, license, judgment, or Law applicable to the Buyer Parties or any of their properties or assets, except in the case of clause (ii) for any such conflicts, violations, defaults, terminations, cancellations or accelerations that would not materially impair or materially delay the Closing.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to the Buyer Parties in connection with the execution and delivery of this Agreement by the Buyer or the consummation by the Buyer Parties of the transactions contemplated hereby, except for (i) those required under the Gaming Laws (including all Gaming Approvals), (ii) such consents, approvals, orders, authorizations, permits, filings, declarations or registrations related to, or arising out of, compliance with statutes, rules or regulations regulating the consumption, sale or serving of alcoholic beverages or tobacco or the renaming or rebranding of the operations at the Property, (iii) such other filings, consents, approvals, orders, authorizations, permits, registrations and declarations as may be required under the Laws of any jurisdiction in which the Buyer or its subsidiaries conduct any business or own any assets, the failure of which to make or obtain would not, individually or in the aggregate, be reasonably likely to materially impair or materially delay the Closing and (iv) any consents, approvals, orders, authorizations, registrations, permits, declarations or filings required by the Sellers, the Company or its or their respective Affiliates or key employees (including under the Gaming Laws).

Section 4.3 Brokers. None of the Buyer Parties nor any of their respective Representatives has employed any broker, financial advisor or finder or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement, except as set forth in Section 4.3 of the Buyer Disclosure Schedules and the fees and expenses of which will be paid by the Buyer.

Section 4.4 Capital Resources. The Buyer has, and the Buyer Parties will have on the Closing Date, internal funds or available lines of credit in an amount sufficient to satisfy all of its obligations under this Agreement, in cash, including payment of the Purchase Price and all associated costs and expenses; provided, however, that it shall not be a condition precedent to the Closing in favor of the Buyer Parties that any of the Buyer Parties have obtained any financing.

Section 4.5 Licensability. None of the Buyer Parties, nor any of their respective Affiliates, officers, directors, partners, managers, members, key employees or persons performing management functions similar to officers, partners or managers that are reasonably expected to be considered in the process of determining the suitability of any of the Buyer Parties for a Gaming Approval by a Gaming Authority (any such Persons, including the Buyer Parties, the “Licensing Affiliates”) has ever abandoned or withdrawn (in each case in response to a communication from a Gaming Authority regarding a likely or impending denial, nonrenewal, suspension or revocation) or been denied or had suspended or not renewed or revoked a Gaming Approval, or an application for a Gaming Approval, by a Gaming Authority. The Buyer and, to the Buyer’s knowledge, each of its Licensing Affiliates that are licensed or hold any Gaming Approval pursuant to applicable Gaming Laws (collectively, the “Licensed Parties”) are in good standing in each of the jurisdictions in which the Licensed Parties or their Affiliates own, operate or manage gaming facilities. To the Buyer’s knowledge, there are no facts, that if known to a Gaming Authority would be reasonably likely to (a) result in the denial, revocation, nonrenewal, limitation or suspension of a Gaming Approval of any of the Licensed Parties or (b) result in a negative outcome to any finding of suitability proceedings of any of the Licensed Parties currently pending, or under the suitability proceedings necessary for the consummation of this Agreement.

Section 4.6 Compliance with Gaming Laws.

(a) The Buyer Parties and, to Buyer’s knowledge, each of the Licensed Parties, hold all permits, registrations, findings of suitability, licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Entities, including under the Gaming Laws, necessary to conduct the business and operations of the Buyer Parties, each of which is in full force and effect in all material respects (the “Buyer Permits”), except for such Buyer Permits, the failure of which to hold would not, individually or in the aggregate, be reasonably likely to materially impair or materially delay the Closing, and no event has occurred that permits, or upon the giving of notice or passage of time or both would permit, revocation, non-renewal, modification, suspension, limitation or termination of any Buyer Permit that currently is in effect, other than such Buyer Permits the revocation, non-renewal, modification, suspension, limitation or termination of which, either individually or in the aggregate, would be reasonably likely to materially impair or materially delay the Closing. The Buyer Parties, and to the knowledge of the Buyer, each of the Licensed Parties, is in compliance with the terms of the Buyer Permits, except for such failures to comply that, individually or in the aggregate, would not be reasonably likely to materially impair or materially delay the Closing. No Buyer Party has received notice of any investigation or review by any Governmental Entity under any Gaming Law with respect to such Buyer Party or any of its Licensing Affiliates that is pending, and to the knowledge of the Buyer, no investigation or review is threatened, nor has any Governmental Entity indicated any intention to conduct the same, other than those the outcome of which would not be reasonably likely to materially impair or materially delay the Closing.

(b) Neither the Buyer Parties nor, to the Buyer’s knowledge, any Licensed Party, has received any written claim, demand, notice, complaint, court order or administrative order from any Governmental Entity in the past three (3) years under, or relating to any violation or possible violation of any Gaming Laws other than as would not be reasonably likely, individually or in the aggregate, to materially impair or materially delay the Closing. To the knowledge of the Buyer, there are no facts that if known to the Gaming Authorities could, under the Gaming Laws, reasonably be likely to result in the denial, termination, suspension, limitation or revocation of any Buyer Permit or any other material license, finding of suitability, registration, permit or approval of the Licensed Parties.

Section 4.7 Litigation. There are no actions, claims, suits or legal, administrative or arbitratorial proceedings pending or, to the knowledge of the Buyer, threatened against the Buyer Parties before any Governmental Entity, nor are any of the Buyer Parties subject to any judgment, order or decree of any court or Governmental Entity that would, if determined adversely, be reasonably likely to (a) materially and adversely affect any Buyer Party’s performance under this Agreement or the consummation of the transactions contemplated by this Agreement or (b) seek to prevent or materially delay or burden any of the transactions contemplated by this Agreement.

Section 4.8 No Implied Representations. Each Buyer Party acknowledges and agrees that, (i) except as expressly set forth in Articles II and III of this Agreement, neither the Sellers, the Company, nor any of their respective subsidiaries, Affiliates, Representatives or purported Representatives has made, representations or warranties pertaining to the businesses or properties of the Company or the Sellers, or any part thereof and (ii) all other representations and warranties of any kind or nature are specifically disclaimed and each Buyer Party did not rely on any representation or warranty not contained in Articles II and III of this Agreement or any certificate delivered by the Company or any officer thereof pursuant to Section 6.2 hereof when making its decision to enter into this Agreement and will not rely on any such representation or warranty in deciding to consummate the transactions contemplated by this Agreement. Without limiting the foregoing, each Buyer Party acknowledges and agrees that, except as expressly set forth in this Agreement, no Seller (a) has made any representations or warranties with respect to financial projections, financial models or forecasts regarding the Company or (b) is making any implied warranty or representation as to condition, merchantability or suitability as to any of the assets or properties of the Company. The Sellers and the Company hereby acknowledge and agree that nothing in this Section 4.8 will limit in any way the representations and warranties of the Sellers or the Company made in Articles II and III of this Agreement or the Buyer’s rights to indemnification or other remedies for any breach of the same as contemplated hereby and by the R&W Insurance Policy.

Section 4.9 No Distribution. The Purchased Interests being acquired by the Buyer Purchasing Subsidiaries hereunder are being acquired for the Buyer Purchasing Subsidiaries’ own account, for investment only and not with a view to any public distribution thereof, and neither the Buyer nor the Buyer Purchasing Subsidiaries shall offer to sell or otherwise dispose of the Purchased Interests so acquired by it in violation of any of the registration requirements of the Securities Act, and the rules and regulations promulgated thereunder. The Buyer acknowledges that the Sellers have informed it that the Purchased Interests have not been registered under the Securities Act or any state or foreign securities Laws and may not be sold until they have been registered or an exemption from such registration is available.

Section 4.10 Accredited Investor. Each Buyer Party has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Company as contemplated by this Agreement and the related documents to which it is a party, and is able to bear the economic risk of such investment for an indefinite period of time. Each Buyer Party has been furnished access to such information and documents as it has requested and has been afforded an opportunity to ask questions of and receive answers from Representatives of the Company concerning the terms and conditions of this Agreement and the related documents to which it is a party and the purchase of the Purchased Interests contemplated hereby. Each Buyer Party is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act.

Section 4.11 R&W Insurance Policy. The Buyer Parties have provided the Sellers with an accurate and complete copy of the binder for the R&W Insurance Policy in the form proposed to be issued by the carrier under the R&W Insurance Policy, including all amendments, exhibits, attachments, appendices and schedules thereto as of the date hereof(the “R&W Binder”).

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, subject to the qualifications set forth below, the Sellers shall use commercially reasonable efforts to (except as otherwise required or permitted by this Agreement or the Disclosure Schedules, or to the extent that the Buyer shall otherwise consent in writing, which consent may not be unreasonably withheld, conditioned or delayed) cause the Company to operate in the Ordinary Course of Business in all material respects, and use commercially reasonable efforts consistent with past practices and policies to (i) maintain the effectiveness of the Company Permits, (ii) preserve the Assets and Properties, preserve intact the present business organization, (iii) keep available the services of its present officers and key employees and preserve relationships with customers, suppliers, distributors and others having business dealings with the Company, (iv) perform in all material respects all of its obligations under the Material Contracts and Leases, (v) comply with all applicable Laws in all material respects and (vi) maintain the books and records of the Company in the Ordinary Course of Business; provided, however, that no action by the Company with respect to matters specifically addressed by any of clauses (a) through (s) of this Section 5.1 shall be deemed a breach of this sentence unless such action constitutes a breach of such clauses (a) through (s) of this Section 5.1. Without limiting the generality of the foregoing, except as otherwise required or permitted by this Agreement or the Disclosure Schedules, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, without the written consent of the Buyer (which, solely with respect to entering into the settlement of any claim referenced in clause (m)(i) below, consent may not be unreasonably withheld, conditioned or delayed), the Company shall not:

(a) sell, pledge, lease, license, dispose of or otherwise authorize the sale, pledge, lease, license, disposition or encumbrance or subject to any Lien (other than Permitted Encumbrances) of any property or assets of the Property, except for (i) sales or other dispositions of inventory and equipment in the Ordinary Course of Business and (ii) leases of Property to another Person permitted pursuant to Section 5.1(o);

(b) declare, set aside or pay any dividend or distribution respect of the equity interests of the Company, other than distributions of Cash so long as such distributions would not result in the Company having Cash on hand that is less than the Minimum Required Cash;

(c) (i) modify, amend, accelerate or terminate in any material respect any of the Material Contracts or waive, release or assign any material rights, claims or benefits of the Company thereunder, except in the Ordinary Course of Business or as required by applicable Law or (ii) other than in the Ordinary Course of Business, enter into any Contract that, if it had been in effect as of the date hereof, would have been required to be set forth on Section 2.8 of the Disclosure Schedules;

(d) shut down the Property, except for such shutdowns that are (i) required by action, order, writ, injunction, judgment or decree or otherwise required by Law or (ii) due to acts of God or other force majeure events;

(e) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any partnership interests or fractional units thereof, any other equity or voting interests or any securities convertible into, or exchangeable for, or any warrants, options or other rights to acquire or receive, any such interests or securities or any “phantom” stock, “phantom” stock rights or awards, stock appreciation rights, or stock-based performance units;

(f) create, incur or assume any indebtedness for money borrowed or obligations in respect of capital leases (other than leases for gaming equipment entered into in the Ordinary Course of Business on substantially similar terms as existing leases for similar gaming equipment in effect on the date hereof and consistent with the Capital Budget);

(g) enter into any transaction outside the Ordinary Course of Business with any Affiliate;

(h) amend the organizational documents of the Company;

(i) acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a material amount of assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, other than in the Ordinary Course of Business;

(j) with respect to any employee or consultant of the Company, provide any increase in (i) compensation, bonus or other benefits, other than increases in the Ordinary Course of Business which, with respect to any individual, does not in the aggregate exceed 3% of such individual’s annual base compensation, or (ii) severance or termination pay, other than any such amounts paid (A) in the Ordinary Course of Business and (B) in full by the Company prior to Closing, in each case, except as required by any Company Benefit Plan or Contract as in effect on the date of this Agreement and set forth on the list the Company provided to the Buyer Parties pursuant to Section 2.15(a);

(k) (i) enter into, adopt, amend or terminate any Labor Agreement or Company Benefit Plan (other than renewals in the Ordinary Course of Business that do not materially increase the cost to the Company) or (ii) accelerate, fund or secure the vesting or payment of compensation or benefits under any Company Benefit Plan or any plan or arrangement that would be a Company Benefit Plan if in effect as of the date of this Agreement, in each case except (A) as required by any Company Benefit Plan or Contract as in effect on the date of this Agreement and set forth on the list the Company provided to the Buyer Parties pursuant to Section 2.15(a) or (B) as required by Law;

(l) except as required by GAAP or applicable Law, make a change in its fiscal year or make material changes in financial or tax accounting methods, principles, periods or practices;

(m) (i) enter into the settlement of any claim involving the payment by the Company of money damages in excess of $100,000, or (ii) waive or release any material rights or claims of the Company in an amount in excess of $100,000;

(n) make any material election with respect to Taxes (other than elections that are consistent with past practice or elections made with respect to income Taxes), change or revoke any material election with respect to Taxes (other than with respect to income Taxes), enter into any closing agreement or other binding written agreement with any Tax authority relating to Taxes or any Tax sharing agreement (other than with respect to income Taxes), file any amended Tax Return (other than with respect to income Taxes), surrender any claim for a refund of Taxes (other than with respect to income Taxes), consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment (other than pursuant to an extension of time to file any Tax Return obtained in the Ordinary Course of Business), file any Tax Return (other than with respect to income Taxes) prepared in a manner materially inconsistent with past practice, or enter into any settlement or compromise of any material Tax liability or refund (other than with respect to income Taxes), in each case, if such action or inaction would reasonably be expected to have an adverse impact on the Taxes of the Company or the Buyer Parties in any taxable period (or portion thereof) beginning after the Closing Date;

(o) other than in the Ordinary Course of Business, amend, modify, extend or terminate any of the Leases, or otherwise enter into any Contract or other agreement for the use and occupancy of the Property or any interests therein;

(p) (i) enter into any commitments that would obligate the Company to make capital expenditures or commitments for capital additions to the Property, including property, plant or equipment constituting capital assets, in excess of the amount contemplated by the Capital Budget;

(q) make any material change in the lines of business in which it participates or is engaged;

(r) except as required by GAAP, write off or write down any of its Assets and Properties outside the Ordinary Course of Business; or

(s) agree to do any of the foregoing.

Section 5.2 Employee Matters. For the period beginning on the Closing Date and ending on the date that is three (3) months after the Closing Date (such period, the “Continuation Period”), the Buyer shall cause the Company to continue to employ each employee of the Company as of immediately prior to the Closing Date who continues his or her employment with the Company following the Closing Date (each, a “Continuing Employee”) and to provide each Continuing Employee (i) base salary or wages and a target annual cash bonus opportunity (if any) that are no less favorable than those that such Continuing Employee was receiving from the Company immediately prior to the Closing Date (if any); and (ii) other employee benefit opportunities that are no less favorable in the aggregate to those provided to similarly-situated employees of the Buyer (excluding for this purpose any equity-based, retention or defined benefit pension plan benefits or similar payments) when applying the same eligibility criteria that apply in the normal course to Buyer employees. Notwithstanding anything to the contrary set forth herein, (1) nothing herein shall preclude or limit the right of the Buyer or its applicable affiliate(s) from terminating the employment of any Continuing Employee (x) for cause or due to any misconduct, gross negligence or performance reasons during the Continuation Period or (y) at any time following the Continuation Period, for any reason, and (2) nothing herein requires the provision of any particular compensation element or benefit for any particular length of time. Further, nothing herein is intended to alter the at-will employment status of any Continuing Employee.

Section 5.3 No Third Party Beneficiaries. Nothing expressed or implied in this Article V shall confer upon any employee of the Company, Continuing Employee, any employee of Sellers or their Affiliates, or the Buyer or its Affiliates, or upon any legal representative of such employee, any rights or remedies, including any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement (it being understood that Sellers may enforce the terms of Section 5.2 for the benefit of any Continuing Employee, and assert claims hereunder with respect to any breach of the terms of Section 5.2 (and for purposes thereof, Damages shall consist only of damages and losses incurred by the applicable Continuing Employee as a result of Buyer’s breach of Section 5.2, regardless of any separate showing of Damages by Sellers with respect thereto)). No provision of this Agreement shall be considered to or shall be deemed to amend or modify any Company Benefit Plan or other compensation or benefit arrangement, nor shall any provision of this Agreement constitute a limitation on rights to amend, modify or terminate any particular compensation or benefit plans or arrangements.

Section 5.4 Access to Information and the Property; Bring Down; Financials.

(a) Upon reasonable notice, subject to the rights of landlords or tenants, as applicable, under Leases and applicable Law, including antitrust Laws and Gaming Laws, the Sellers shall (and shall cause the Company, and their respective Representatives, to) provide Buyer’s Representatives with reasonable access, during normal business hours during the period from the date hereof to the Closing, to the Property, to all its personnel, properties, books, Contracts and records as the Buyer may reasonably request, including the opportunity to discuss the business and operations of the Company with management of the Company and the financial advisors to the Sellers and the Company (collectively, the “Inspection”); provided, however, that (i) the Buyer shall provide the Sellers with at least twenty-four (24) hours’ prior written notice of any Inspection; (ii) if the Sellers so request, Buyer’s Representatives shall be accompanied by a Representative of the Company; (iii) the Buyer shall not initiate contact with employees or other Representatives of the Company other than Representatives of the Sellers set forth in Section 5.4(a) of the Disclosure Schedules without the prior written consent of the Sellers, which consent shall not be unreasonably withheld, conditioned or delayed; (iv) Buyer’s Representatives shall not be entitled to perform any physical testing of any nature with respect to any portion of the Property without the prior written consent of the Sellers (which consent may be granted or withheld in the absolute and sole discretion of each Seller); (v) the Buyer shall not unreasonably interfere with the operation of the business conducted at the Property or disturb the tenants or guests at the Property; (vi) Buyer shall, at its sole cost and expense, promptly repair any damage to the Property or any other property owned by a Person other than Buyer arising from or caused by Inspection, and shall reimburse the Company or Sellers (as the case may be) for any loss arising from or caused by any Inspection, and restore the Property or such other third-party property to substantially similar condition as existed prior to such Inspection, and shall indemnify, defend and hold harmless the Company, Sellers and their respective Affiliates from and against any personal injury or property damage claims, Liabilities, judgments or expenses (including reasonable attorneys’ fees) incurred by any of them arising or resulting therefrom and (vii) in no event shall the results of any such Inspection or Buyer’s satisfaction therewith be a condition to Buyer’s obligations under this Agreement. No investigation or provision of information pursuant to this Section 5.4 shall affect or be deemed to modify any representation or warranty made by the Company or Sellers herein.

(b) The Buyer Parties will hold and cause their respective Representatives to hold any such information that is nonpublic furnished to them by the Sellers or the Company pursuant to this Agreement in accordance with the confidentiality agreement dated November 20, 2017, between the Company and Buyer (the “Confidentiality Agreement”); provided, however, that subsequent to the Closing Date, the terms of the Confidentiality Agreement shall survive only with respect to Information (as defined in the Confidentiality Agreement) provided with respect to the Sellers or their respective Affiliates, other than the Company, and that after the Closing Date, the Confidentiality Agreement shall no longer apply to any Information (as defined in the Confidentiality Agreement) provided in respect of any other matters, including the Property. The Confidentiality Agreement, as modified by the immediately preceding sentence, shall survive the Closing or the termination of this Agreement pursuant to Section 7.1 and continue in full force and effect thereafter in accordance with its terms.

(c) As promptly as practicable and in any event no later than fifteen (15) days after the end of each fiscal month ending after the date hereof and before the Closing Date, forty-five (45) days after the end of each fiscal quarter ending after the date hereof and before the Closing Date (other than the fourth quarter) or ninety (90) days after the end of each fiscal year ending after the date hereof and before the Closing Date, as the case may be, the Sellers will deliver to the Buyer true and complete copies of the financial statements of the Company, in each case as of and for the fiscal year then ended or as of and for each such fiscal quarter or fiscal month and the portion of the fiscal year the ended, as the case may be, together with the notes, if any, relating thereto, which financial statements shall be prepared on a basis consistent with the Financial Statements.

(d) As promptly as practicable, Sellers will deliver to the Buyer copies of all license applications and other filling made by the Company after the date hereof and before the Closing Date with any Governmental Entity or Gaming Authority (other than routine, recurring applications and filings made in the Ordinary Course of Business).

Section 5.5 Governmental Approvals.

(a) Each party hereto shall, and shall use reasonable best efforts to cause its Affiliates (including all Licensing Affiliates) to, cooperate with each other and use their reasonable best efforts to, (i) as promptly as practicable, take, or cause to be taken, steps necessary, under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, findings of suitability, orders, authorizations, registrations, declarations, filings, licenses, waivers or permits required (including any Gaming Approvals) (A) to be obtained or made by such party or any of its Affiliates or any of its Representatives and (B) to avoid any action or proceeding by any Governmental Entity (including those in connection with the HSR Act and antitrust Laws of any other applicable jurisdiction) in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and (iii) make all necessary filings, and thereafter make any other required submissions with respect to this Agreement, as required under (A) any applicable federal or state securities Laws, (B) the HSR Act and antitrust Laws of any applicable jurisdiction, (C) the Gaming Laws and (D) any other applicable Law (collectively, the “Governmental Approvals”), and comply with the terms and conditions of all such Governmental Approvals.

(b) Without limiting Section 5.5(a) hereof, each of the Sellers and the Buyer Parties shall, and shall use reasonable best efforts to cause its Representatives and Affiliates (including all Licensing Affiliates) to, file, or cause to be filed, (x) within twenty (20) Business Days after the date hereof, all filings pursuant to the HSR Act (and, to the extent applicable, all filings under the antitrust laws of any applicable jurisdiction) and all required initial applications and documents in connection with obtaining all required Gaming Approvals and (y) as soon as reasonably practicable after the date hereof, all Governmental Approvals other than those set forth in subclause (x), and shall act diligently and promptly to pursue the Governmental Approvals. Each party hereto shall use its reasonable best efforts to respond as promptly as practicable to the request of any Governmental Entity for additional information and material by supplying such information or material as it reasonably believes is responsive to such request, including in respect of required Gaming Approvals, the HSR Act and the antitrust laws of any applicable jurisdiction, and shall cooperate with the other parties hereto in connection with the making of all filings referenced in the preceding sentence, including, subject to applicable Laws relating to the exchange of information, providing copies of all such filed documents to the other parties hereto and their Representatives (other than copies of personal applications made under applicable Gaming Laws and any documents or information related thereto; provided, that materials may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns). Without limiting the foregoing, each of the Buyer Parties and Sellers shall notify the other parties promptly of the receipt of comments or requests from Governmental Entities relating to any Governmental Approvals, and shall supply the other parties with copies of all non-confidential correspondence between the notifying party or any of its Representatives and Governmental Entities with respect to such Governmental Approvals. Prior to Closing, each of the Sellers and the Buyer Parties shall use reasonable best efforts to schedule and attend any hearings or meetings with Governmental Entities as promptly as possible. From the date of this Agreement until the Closing, each party hereto shall keep the other parties hereto reasonably informed with respect to such party’s pursuit of Governmental Approvals.

(c) Without limiting Section 5.5(a) or (b) hereof, (i) if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law, each of the Sellers and the Buyer shall use its reasonable best efforts to cooperate with each of the other parties hereto to, and will, contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays or restricts consummation of the transactions contemplated by this Agreement and (ii) each of the Buyer Parties and each Seller shall use its reasonable best efforts to avoid or eliminate any impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Entity or any other Person with respect to the Closing so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date), including committing to divestitures, licensing arrangements or hold separate or similar arrangements with respect to its or its Affiliate’s assets or conduct of business arrangements to the extent necessary to obtain any Governmental Approvals from a Governmental Entity required to consummate the transactions contemplated hereby; provided, however, that nothing in this Agreement shall require any of the Buyer Parties or the Sellers or any of their Affiliates to commit to any divestitures, licensing arrangements or hold separate or similar arrangements (“Remedies”) with respect to its or its Affiliate’s assets or conduct of business arrangements if such Remedies would materially adversely affect such assets or such conduct of business arrangements either individually or in the aggregate.

(d) From the date of this Agreement until the Closing, each party shall promptly notify all other parties hereto in writing of any pending or, to the knowledge of the Buyer or the Sellers, as appropriate, threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking damages in connection with the Closing of any transactions contemplated by this Agreement or (ii) seeking to restrain or prohibit the consummation of the Closing. No actions taken pursuant to this Section 5.5 shall be considered for purposes of determining whether a Material Adverse Effect has occurred.

Section 5.6 Title. The Sellers and the Company shall use commercially reasonable efforts to deliver to the Buyer an ALTA/NSPS land title survey of the Property, including flood zone designations, within forty-five (45) days of this Agreement at the Company’s expense (the “Survey”).

Section 5.7 Publicity. Sellers, on the one hand, and the Buyer, on the other hand, shall agree on the form and content of the initial press release regarding the transactions contemplated hereby and thereafter shall consult with each other before issuing, provide each other the opportunity to review and comment upon, and use commercially reasonable efforts to agree upon, any press release or other public statement with respect to any of the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation and prior to considering in good faith any such comments, except to the extent that such consultation or consideration is not possible as a result of applicable Law or any listing agreement with any nationally recognized stock exchange. Notwithstanding anything to the contrary herein, the Buyer and Sellers may make any public statement in response to questions by the press, analysts, investors or those attending industry conferences or financial analysts conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by the Buyer and Sellers or made by one party and reviewed by the other and do not reveal nonpublic information regarding, Buyer, Sellers, the Company or the transactions contemplated by this Agreement.

Section 5.8 Further Assurances and Actions. Subject to the terms and conditions herein, each of the Sellers and the Buyer agree to use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable best efforts to (i) obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to Contracts with each party hereto as are necessary for consummation of the transactions contemplated by this Agreement, and (ii) fulfill all conditions precedent applicable to such party pursuant to this Agreement.

Section 5.9 Fees and Expenses.

(a) All transfer, documentary, sales, use, registration and similar Taxes (including all applicable real estate transfer Taxes and stock transfer Taxes) and related fees (including any penalties, interest and additions to Tax) incurred in connection with this Agreement and the transactions contemplated hereby shall be borne 50% by the Buyer, on the one hand, and 50% by the Sellers, on the other hand. The Buyer shall prepare and file all Tax Returns relating to such Taxes.

(b) All filing fees pursuant to the pre-merger notifications under the HSR Act shall be borne by the Buyer.

(c) The R&W Insurance Policy Premium shall be borne 50% by the Buyer, on the one hand, and 50% by the Sellers, on the other hand.

(d) Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby (i) by the Sellers or the Company (but only up to the time of the Closing and disregarding all such unpaid costs, fees and expenses incurred at the direction of any Buyer Party at the time of, or at, the Closing) shall be paid by the Sellers or the Company (as the case may be) and (ii) by the Buyer Parties shall be paid by the Buyer, in each case whether or not the Closing is consummated.

(e) The cost of the Title Commitment and the costs of the base premium for the Title Policy shall be borne 50% by the Sellers, on one hand, and 50% by the Buyer, on the other hand. The costs related to premiums for incremental, extended title insurance coverage and any endorsements (except for any affirmative coverage endorsements required to remove any exception to title that Sellers have agreed to remove in accordance with the last sentence of Section 6.2(e)(i) of this Agreement, the cost of which shall be paid by the Sellers) shall be paid by the Buyer.

Section 5.10 No Control. Except as permitted by the terms of this Agreement, prior to the Closing, the Buyer shall not directly or indirectly control, supervise, direct or interfere with, or attempt to control, supervise, direct or interfere with, the Property. Until the Closing, the operations and affairs of the Property are the sole responsibility of and under the complete control of the Sellers, except as expressly provided for in this Agreement.

Section 5.11 Negotiations. From the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Closing, the Sellers agree that they will not, and will not permit or cause any of their respective Affiliates, officers, managers, members, directors, employees, investment bankers, consultants, representatives, advisors and other agents, to directly or indirectly, (i) sell or otherwise transfer any equity interests in the Company, or a significant portion of the assets of the Company, or enter into any agreement to sell or otherwise transfer such an equity interest or significant portion of assets, (ii) take any action to solicit, initiate, entertain, negotiate, accept or discuss, directly or indirectly, any proposal or offer to acquire all or any significant part of the Company or any of its assets, whether by merger, sale of equity interests, sale of assets, recapitalization or otherwise (each, an “Acquisition Proposal”), (iii) disclose or provide any nonpublic information relating to the Company (including this Agreement) in connection with an Acquisition Proposal, (iv) afford access to a transaction data room, the properties, books or records of the Company to any third party that has made or is reasonably believed by the Sellers to be contemplating any Acquisition Proposal, or (v) otherwise cooperate with, or knowingly assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person (other than the Buyer Parties or their respective Representatives) with respect to, or which would reasonably be likely to lead to, an Acquisition Proposal. The Sellers and the Company shall and shall cause their respective agents to promptly cease and cause to be terminated all discussions and negotiations, if any, which have taken place prior to the date hereof with respect to any Acquisition Proposal.

Section 5.12 Indebtedness. The Company shall use commercially reasonable efforts to cooperate with the Buyer as reasonably requested by the Buyer in connection with obtaining any debt financing of the Buyer on or prior to the Closing Date, including commercially reasonable efforts to furnish financial and other pertinent information of the Company necessary to show the pro forma impact of the transactions contemplated by this Agreement on the Buyer and cooperate with the creation and perfection of pledge and security instruments effective as of the Closing Date. Notwithstanding anything in this Agreement to the contrary, the Company shall not be required, under the provisions of this Section 5.12 or otherwise in connection with any debt financing of the Buyer, (i) to provide any cooperation to the extent that it would materially interfere with the business or operations of the Company, (ii) to enter into any instrument or Contract, or agree to any change or modification to any instrument or Contract or take any action with respect to any Indebtedness, (iii) to provide any cooperation, or take any action, that would cause the Company to breach any provision or fail to perform any of its obligations under this Agreement or cause any condition to Closing set forth in Article VI to fail to be satisfied, (iv) to cause its governing board/committee or partners to adopt any resolution, grant any approval or authorization or otherwise take any corporate or similar action in each case for the purpose of approving such debt financing or (v) to pay any commitment or other similar fee in respect of such debt financing prior to the Closing Date that is not advanced or substantially simultaneously reimbursed by the Buyer Parties or (vi) make any representations or warranties to, or agree to any covenants with, any Person in connection with any debt financing of the Buyer. Buyer shall indemnify, defend, and hold harmless the Company, the Sellers and each of their respective Affiliates and Representatives, successors and assigns from and against any and all losses suffered or incurred by them in connection with (A) any action taken by them at the request of Buyer pursuant to this Section 5.12 or in connection with the arrangement of any debt financing of the Buyer or (B) any information utilized in connection therewith. Buyer shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company in connection with the cooperation of the Company contemplated by this Section 5.12. Nothing contained in this Section 5.12 or otherwise shall require the Company to be an issuer or guarantor with respect to any debt financing of the Buyer prior to the Closing.

Section 5.13 Tax Returns and Contests.

(a) After the Closing Date, Sellers shall prepare (or cause to be prepared) and the Company shall timely file (or cause to be filed) all income Tax Returns of the Company that relate to income Taxes with respect to any taxable period ending on or before the Closing Date; provided, however, that the U.S. federal income Tax Return of the Company for its taxable year ending on the Closing Date shall include an election pursuant to Section 754 of the Code if such election is not already in effect. The Buyer hereby agrees to structure the acquisition of the Purchased Interests in such a manner that (i) the Company shall be treated as terminated for U.S. federal income Tax purposes pursuant to Section 708(b)(1) of the Code, (ii) the Company shall not be treated as merged or consolidated with any partnership for purposes of Section 708(b)(2)(A) and Treasury Regulations 1.708-1(c) and (iii) is consistent with Section 1.1 hereof. For U.S. federal and applicable state and local income tax purposes, the parties agree to treat and report the sale of the Purchased Interests by the Sellers to the Buyer Parties in a manner consistent with IRS Revenue Ruling 99-6, Situation 2.

(b) The Sellers or the partnership representative (as defined in Section 6223(a) of the Code) of the Company designated by the Sellers, if any, shall be entitled to represent the Company with respect to any deficiency, proposed adjustment, assessment, audit, examination or other administrative or court proceeding, suit, dispute or other claim with respect to U.S. federal income Taxes and applicable state and local income Taxes of the Company for any taxable period ending on or before the Closing Date. The Sellers agree to file amended Tax Returns (or comply with alternative “pull-in” procedures) as provided under Section 6225(c)(2) of the Code (or any similar provision of state or local law) taking into account all adjustments allocated to each Seller as proposed by the IRS (or, for the avoidance of doubt, as otherwise allocated by the Company, if not so allocated by the IRS), and to pay the amount of any Tax (including any interest and penalties thereon) due with respect to such amended Tax Returns (or that would be due if such amended Tax Returns were filed) in such a manner and in such amount that the amount of any “imputed underpayment” of the Company, within the meaning of Section 6225(a)(1) of the Code (or any similar provision of state or local law), is reduced to zero. The Buyer Parties, the Company and the Sellers shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include providing the partnership representative with a copy of any notice or other documentation relating to any such audit, litigation or other proceeding with respect to income Taxes for any taxable period or portion thereof ending on or before the Closing Date, the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided pursuant hereto. The Buyer Parties, the Company and the Sellers agree to retain all books and records within their possession with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and to the extent of any extensions thereof) of the respective taxable periods, to make any such books and records available to any other affected party prior to disposing of them and to abide by all record retention agreements entered into with any taxing authority.

Section 5.14 Termination of Tax Sharing Agreements. Any and all Tax allocation or Tax sharing agreements (other than any agreement or arrangement the primary purpose of which does not relate to Taxes) between the Company and any other Person shall be terminated as of the Closing Date and, from and after the Closing Date, Company shall not be obligated to make any payment pursuant to any such agreement for any past or future period.

Section 5.15 Casualty and Condemnation Proceeds.

(a) In the event that, during the period from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Closing, (i) there is any damage, destruction or other casualty affecting the Property, or any condemnation or eminent domain proceeding is completed with respect to the Property, and (ii) the Company receives any insurance proceeds from such casualty or governmental award in such condemnation or eminent domain proceeding (in either case, “Casualty and Condemnation Proceeds”), then the Company may not distribute such Casualty and Condemnation Proceeds to Sellers.

(b) In the event that, during the period from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Closing, (i) there is any damage, destruction or other casualty affecting the Property, or any condemnation or eminent domain proceeding is completed with respect to the Property, and (ii) Sellers receive any

Casualty and Condemnation Proceeds, then (A) if Sellers receive the Casualty and Condemnation Proceeds during the period from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Closing, Sellers shall contribute such proceeds (net of legal expenses reasonably incurred in connection with pursuing the proceeds or award) to the Company prior to the Closing, and (B) if Sellers receive the Casualty and Condemnation Proceeds after the Closing, Sellers shall promptly deliver such proceeds (net of legal expenses reasonably incurred in connection with pursuing the proceeds or award) to the Company.

(c) With respect to any insurance claims for events described in this Section 5.15, the Buyer shall have the right to participate in any settlements and related discussions with the applicable insurance company, and Sellers shall take into consideration the Buyer’s requests with respect thereto as part of its negotiations with the applicable insurance company. In addition, without the prior written consent of the Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, Sellers shall not agree to any settlement or other resolution of any open insurance claim that would reasonably be expected to result in Casualty and Condemnation Proceeds exceeding $100,000 individually.

Section 5.16 R&W Insurance Policy. The Buyer Parties shall use (a) reasonable best efforts to cause the R&W Insurance Policy to be issued promptly after the Closing (in accordance with the terms of the R&W Binder thereof), including paying when due all premiums, fees, costs and taxes payable thereunder and satisfying on a timely basis all conditions necessary for the issuance of coverage under the R&W Binder and R&W Insurance Policy (as applicable) and (b) commercially reasonably efforts to cause the R&W Insurance Policy to remain in full force and effect following the issuance thereof, including paying when due all premiums, fees, costs and taxes payable thereunder and satisfying on a timely basis all conditions necessary for the continuance of coverage under the R&W Insurance Policy. The Buyer Parties shall not terminate, cancel, amend, waive or otherwise modify the R&W Binder, R&W Insurance Policy or any of the coverage thereunder prior to, at or at any time after the Closing in a manner that would increase the Liability of the Sellers under this Agreement. Prior to the Closing, the Sellers hereby agree to cooperate with the Buyer Parties by exchanging such information and providing such assistance as the Buyer Parties may reasonably request related to obtaining the R&W Insurance Policy and the issuance thereof, including providing such diligence information as shall be requested by the Buyer Parties in connection therewith, and making personnel of the Company reasonably available to participate in diligence calls.

Section 5.17 Donation Agreements. The Buyer Parties agree and acknowledge that the Purchase Price was based on the results of operations of the Company after taking into account the historical, current and future payment obligations of the Company under each of the Donation Agreements. The Buyer Parties shall, and shall cause the Company and the GV Foundation (as applicable) to, maintain the Donation Agreements in full force and effect for a period of seven (7) years following the Closing, unless prohibited by the Illinois Gaming Board or otherwise instructed or ordered by the Illinois Gaming Board from time to time, including: (a) complying in all material respects with the Donation Agreements; (b) paying when due all amounts payable thereunder, in each case, consistent with the past practice of the Company as of the date of this Agreement; (c) maintaining the valid existence of the GV Foundation in good standing under the Laws of the State of Illinois; and (d) refraining from transferring or assigning the GV Foundation’s rights to receive Contributions (as defined in the GV Foundation Agreement) to which it is entitled under the GV Foundation Agreement, and, none of the Buyer Parties shall (and the Buyer Parties shall cause the Company and the GV Foundation not to) amend, modify or terminate any of the Donation Agreements or waive any material rights thereunder (or seek any approvals, authorizations, waivers, exemptions or the like from any Governmental Entity (including a Gaming Authority) for any such amendment, modification, termination or waiver). The Buyer Parties acknowledge that the Sellers have relied on the covenants and agreement provided in this Section 5.17 in connection with entering into this Agreement and that this Section 5.17 is intended for the benefit of, and to grant third party rights to, each of MGM and each of the members of RBG as of the date hereof to enforce this Section 5.17; provided, however, solely as to the members of RBG, this Section 5.17 may be enforced only by one or more members (on behalf of all members) collectively holding more than 30% of the percentage interests of RBG as of the date hereof.

Section 5.18 Litigation Proceeds. In the event any amounts are received by the Company or any Buyer Party (on behalf of the Company) pursuant to the action set forth on Section 5.18 of the Disclosure Schedules, the Buyer Parties shall deliver (or cause to be delivered) the proceeds therefrom (less any costs and expenses incurred by the Buyer Parties or the Company, if any, on behalf of Sellers to recover or deliver such amounts) to Sellers in accordance with each Seller’s Pro Rata Share, by wire transfer of immediately available funds, to such account(s) as Sellers shall designate.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1 Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each party to this Agreement to effect the Closing is subject to the satisfaction of each of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part in a writing executed by the Sellers, on the one hand, and the Buyer, on the other:

(a) No Injunctions. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction or statute, rule, or regulation that is in effect (whether temporary, preliminary or permanent) (each, a “Restraint”) and that prevents or prohibits the consummation of any of the transactions contemplated by this Agreement or that makes it illegal for any party hereto to perform its obligations hereunder (excluding any Restraint arising from, in connection with or relating to any failure to obtain any Gaming Approval); provided that (i) the party asserting such failure shall have used its reasonable best efforts (in the manner contemplated by Section 5.5(c)) to prevent the entry of any such Restraint or to appeal as promptly as practicable any judgment that may be entered and (ii) such asserting party’s failure to fulfill or cause to be fulfilled in any manner any material obligation under this Agreement shall not have been the primary cause of, materially contributed to or resulted in the imposition of such Restraint.

(b) HSR Act. Any applicable waiting periods, together with any extensions thereof, under the HSR Act and the antitrust or competition Laws of any other applicable jurisdiction shall have expired or otherwise been terminated.

(c) Governmental Consents. The Buyer Parties and the Sellers shall have obtained all Governmental Approvals, including Gaming Approvals and approvals required or necessary in connection with the transactions contemplated by this Agreement and necessary for ownership and operation of the Property (including approval, licensing or registration of the Buyer Parties and each of their respective officers, directors, key employees or Persons performing management functions similar to officers, each as required by any Governmental Entity) and such Governmental Approvals shall (i) be in full force and effect and (ii) not have any material restrictions or conditions that (A) did not exist prior to the Closing and (B) would be reasonably expected to have a material adverse effect on the operation of the business of the Company or the Buyer.

(d) R&W Binder. The R&W Binder (a) shall be in full force and effect (provided that the coverage thereunder shall be subject to the conditions to the insurer’s obligations thereunder as set forth therein) and (b) shall not have been terminated or otherwise amended or modified in any respect in a manner that would materially and adversely affect coverage under the R&W Insurance Policy; provided, however, prior to asserting the non-fulfillment or failure of the condition set forth above in this Section 6.1(d), Sellers shall, at their option, have a period of ninety (90) days following written notice from Buyer asserting such non-fulfillment or failure (and, to the extent applicable, the Outside Date shall be automatically extended for such ninety (90) day period) to obtain replacement, substitute or supplemental coverage from one or more underwriters or carriers on terms that are substantially similar in all material respects to those set forth in the R&W Binder (including, a policy premium that does not exceed 110% of the R&W Insurance Policy Premium unless Sellers agree to pay for the full amount of such excess) prior to such failure to be in full force and effect, termination, amendment or modification (as the case may be) and upon entering into a valid and legally binding policy binder with such underwriters (i) such non-fulfillment or failure of such condition shall be deemed cured and (ii) the defined terms R&W Binder and R&W Insurance Policy shall be deemed to refer to the R&W Binder and R&W Insurance Policy as replaced, substituted or supplemented. The Buyer Parties shall act in good faith and use commercially reasonable efforts to cooperate with the Sellers as reasonably requested by the Sellers in connection with obtaining any replacement, substitute or supplemental coverage as contemplated above.

Section 6.2 Additional Conditions to Obligations of Buyer Parties. The obligation of the Buyer Parties to effect the Closing is subject to the satisfaction of each of the following conditions on or prior to the Closing Date, which may be waived in whole or in part in writing exclusively by the Buyer:

(a) Representations and Warranties. The representations and warranties contained in Article II and Article III shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, result in a Material Adverse Effect; provided, however, that (i) the representations and warranties of the Company and the Sellers contained in Sections 2.1, 2.2(a), and 2.3 shall be true and correct in all material respects at and as of the Closing as if made at and as of such time and (ii) the representations and warranties of the Sellers contained in Article III shall be true and correct in all material respects at and as of the Closing as if made at and as of such time. The Buyer shall have received a certificate signed by the Sellers to such effect.

(b) Performance of Obligations of the Sellers. The Sellers and the Company shall have performed in all material respects all covenants, agreements and obligations required to be performed by them under this Agreement at or prior to the Closing, including delivery of the items listed in Section 1.5(b) hereof. The Buyer shall have received a certificate signed by each Seller to such effect.

(c) Customer Database. The Company shall, and shall have obtained the required Gaming Approvals to cause, and shall have caused, or contemporaneously with the Closing shall cause, the Buyer to have access to (including by way of remote access) the Customer Database, and shall have delivered to Buyer a certificate of an officer of the Company certifying on behalf of the Company that to the Company’s knowledge, the Customer Database is complete and accurate in all material respects as of the Closing Date.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have been any change, event, occurrence, condition, development or effect that, taken together with all other changes, events, occurrences, conditions, developments and effects, has had, or would be reasonably likely to have a Material Adverse Effect.

(e) Title Insurance; Estoppel Certificates.

(i) Fidelity National Title Insurance Company (the “Title Company”) shall have committed to issue an extended coverage ALTA 2006 owner’s or leasehold (as applicable) title insurance policy, in form and substance as set forth in the Title Commitment (the “Title Policy”) with respect to the Property dated as of the Closing Date in an amount reasonably determined by Buyer, including such endorsements as Buyer may reasonably request, and which are reasonably obtainable from title companies in the State of Illinois, including a zoning endorsement and non-imputation coverage through a non-imputation endorsement, and subject only to Permitted Encumbrances; provided, however, if after the date hereof, Title Company notifies Buyer of any new exception to title that is not a Permitted Encumbrance, then Buyer shall have the right to disapprove such new exception by written notice to Sellers within five (5) Business Days after such new exception is disclosed to Buyer in writing. If Buyer fails to notify Sellers of its disapproval of any such new exception within such five (5) Business Day period, then Buyer shall be deemed to have approved such new exception and such new exception shall be deemed to be a Permitted Encumbrance; provided, however, that in no event shall any monetary lien be deemed approved. If Buyer timely disapproves such new exception, Sellers shall have the right to extend the Closing Date for such period as is reasonably required to allow Sellers to remove such new exception from title at Closing or to obtain affirmative coverage over such new exception. Except for any matters shown on the Survey for which the Title Company takes new exception(s) to title on any supplemental title report or updates to the Title Commitment issued after the date hereof and which materially adversely affect Buyer’s title to the Real Property, in which case the foregoing procedures for Buyer’s disapproval thereof and Seller’s response to such disapproval shall apply, Buyer shall not be permitted to object to, or disapprove of, any other matters that are indicated on the Survey (it being acknowledged and agreed that such other matters indicated on the Survey will constitute Permitted Encumbrances).

(ii) Sellers shall have used commercially reasonable efforts to deliver to or for the benefit of the Buyer, on or before the Closing, written estoppel certifications, issued not more than thirty (30) days prior to the Closing Date by each third party landlord or tenant, as applicable, to the lease or occupancy agreements listed on Section 6.2(e) of the Disclosure Schedules, in the form required by such lease or occupancy agreement.

(f) Minimum Required Cash. The Company shall have an amount of Cage Cash at the Property that is not less than the Minimum Required Cash.

(g) Consents. The Sellers have delivered to the Buyer the third-party consents listed on Section 1.5(b) of the Disclosure Schedules obtained by the Sellers with respect to the Purchased Interests or the consummation of the transactions contemplated by this Agreement.

Section 6.3 Additional Conditions to Obligations of the Sellers. The obligations of the Sellers to effect the Closing are subject to the satisfaction of each of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part in writing exclusively by the Sellers:

(a) Representations and Warranties. The representations and warranties of the Buyer Parties contained in this Agreement that are qualified as to materiality (or any variation thereof) shall be true and correct and such representations and warranties that are not so qualified shall be true and correct in all material respects at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). The Sellers shall have received a certificate signed on behalf of the Buyer by its chief executive officer or chief financial officer to such effect.

(b) Performance of Obligations of Buyer Parties. Each Buyer Party shall have performed in all material respects all covenants, agreements and obligations required to be performed by it under this Agreement at or prior to the Closing, including delivery of items listed in Section 1.5 hereof. The Sellers shall have received a certificate signed on behalf of the Buyer Parties by the chief executive officer or chief financial officer of Buyer to such effect.

Section 6.4 Frustration of Closing Conditions. The Sellers may not rely on the failure of any condition set forth in Section 6.1 or 6.3 to be satisfied if such failure was caused by the failure of any Seller to perform any of its obligations under this Agreement, to act in good faith or to use its commercially reasonable efforts or reasonable best efforts (as the case may be) to consummate the Closing. None of the Buyer Parties may rely on the failure of any condition set forth in Section 6.1 or 6.2 to be satisfied if such failure was caused by the failure of any Buyer Party to perform any of its obligations under this Agreement, to act in good faith or to use its commercially reasonable efforts or reasonable best efforts (as the case may be) to consummate the Closing.

ARTICLE VII

TERMINATION AND AMENDMENT

Section 7.1 Termination. This Agreement may be terminated at any time prior to the Closing (with respect to Sections 7.1(b) through (f) hereof, by written notice by the terminating party to the other parties specifying with particularity the reason for such termination):

(a) by mutual agreement of the Sellers and the Buyer;

(b) by the Sellers or the Buyer, if the transactions contemplated hereby shall not have been consummated on or prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been the primary cause of, materially contributed to or has resulted in the failure of the Closing to occur on or before the Outside Date and such action or failure to act constitutes a breach of this Agreement; provided further that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party following the satisfaction or waiver of all the conditions set forth in Article VI hereof (other than those conditions intended to be satisfied or waived at the Closing);

(c) by the Buyer or the Sellers, if any Gaming Authority has made a final determination that such Gaming Authority will not issue to the Buyer all Gaming Approvals which are necessary to satisfy the condition set forth in Section 6.1(c) or the Buyer Parties withdraw the applicable application in response to a communication from a Gaming Authority regarding a likely or impending denial of Gaming Approvals; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose action or failure to act has been the primary cause of, materially contributed to, or has resulted in, the determination of the applicable Gaming Authority to deny the request to issue the Buyer the required Gaming Approvals or to request that the Buyer Parties withdraw the necessary applications (it being understood that, for purposes of this Section 7.1(c), any action, failure to act, or breach by any of the Buyer Purchasing Subsidiaries will be deemed an action, failure to act or breach by Buyer);

(d) by the Sellers or the Buyer, if a court of competent jurisdiction or other Governmental Entity shall have issued a final nonappealable order, decree or ruling or taken any other final nonappealable action (other than any determination by or decision of a Gaming Authority to not grant a Gaming Approval, which event shall be governed by the provisions of Section 7.1(c)), in each case, which would result in a failure of a condition set forth in Section 6.1(a); provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to any party whose action or failure to act has been the primary cause of, or materially contributed to, such order, decree, ruling or final action, and such party’s action or failure to act constitutes a breach of this Agreement (it being understood that, for purposes of this Section 7.1(d), any action, failure to act, or breach by any of the Buyer Purchasing Subsidiaries will be deemed an action, failure to act or breach by Buyer);

(e) by the Buyer, if the Sellers or the Company have breached any representation, warranty, covenant or agreement on the part of the Sellers or the Company set forth in this Agreement that (i) would result in a failure of a condition set forth in Section 6.2(a) or 6.2(b) hereof and (ii) (A) by its nature or timing cannot be cured by the Outside Date or (B) if capable of being cured, is not cured within the earlier of thirty (30) calendar days after written notice thereof and the Outside Date; provided, however, that if such breach cannot reasonably be cured within such thirty (30) calendar day period but can be reasonably cured prior to the Outside Date, and Sellers (or the applicable Seller) or the Company are diligently proceeding to cure such breach, this Agreement may not be terminated pursuant to this Section 7.1(e); and

(f) by the Sellers, if any Buyer Party has breached any representation, warranty, covenant or agreement on the part of such Buyer Party set forth in this Agreement that (i) would result in a failure of a condition set forth in Section 6.3(a) or 6.3(b) hereof and (ii) (A) by its nature or timing cannot be cured by the Outside Date or (B) if capable of being cured, is not cured within the earlier of thirty (30) calendar days after written notice thereof and the Outside Date; provided, however, that if such breach cannot reasonably be cured within such thirty (30) calendar day period but can be reasonably cured prior to the Outside Date, and the Buyer Parties (or the applicable Buyer Party) are diligently proceeding to cure such breach, this Agreement may not be terminated pursuant to this Section 7.1(f).

Section 7.2 Effect of Termination.

(a) Liability. In the event of termination of this Agreement as provided in Section 7.1 hereof, this Agreement shall immediately become void and there shall be no Liability on the part of the Buyer Parties or the Sellers, or their respective Affiliates or Representatives; provided, however, that (i) no such termination shall relieve or release any party from any liability or damages arising from common law fraud in the making of the representations and warranties of set forth in Article II and Article III, or Article IV of this Agreement (as applicable) or a Willful Breach of any provision of this Agreement prior to such termination, in which case the aggrieved party will be entitled to all rights and remedies available at law or in equity, and (ii) the provisions of this Section 7.2, Section 5.4(a) and (b), the penultimate sentence of Section 5.12 and Article IX hereof, shall survive such termination.

(b) Application of the Deposit.

(i) Upon the termination of this Agreement (i) by the Buyer or the Sellers pursuant to Section 7.1(b) or (ii) by the Buyer or the Sellers pursuant to Section 7.1(c), the Deposit, together with interest earned thereon, shall be paid to the Sellers. The payment to Sellers of the Deposit pursuant to this Section 7.2(b) shall constitute liquidated damages, in full settlement of any damages of any kind or nature that the Sellers or the Company may suffer or allege to suffer as a result thereof, it being understood and agreed that the amount of liquidated damages represents the parties’ reasonable estimate of actual damages and does not constitute a penalty, and the Sellers and the Company shall be precluded from exercising any other right or remedy available under this Agreement, applicable Law or otherwise. Notwithstanding the foregoing, nothing in this Section 7.2(b)(i) shall affect any Buyer Party’s indemnity and reimbursement obligations pursuant to Section 5.4 or Section 5.12, and Sellers’ and the Company’s rights to be indemnified or reimbursed in accordance therewith.

(ii) Upon the termination of this Agreement other than as described in clause (i) above, the Deposit, together with any interest earned thereon, shall be paid to the Buyer.

(iii) Except as expressly set forth in Section 7.2(b)(i), the rights of termination under Section 7.1 are in addition to any other rights Sellers may have under this Agreement or at law or in equity (including, without limitation, specific performance), and the exercise of a right of termination will not be an election of remedies.

ARTICLE VIII

SURVIVAL AND INDEMNIFICATION

Section 8.1 Survival of Representations, Warranties, Covenants and Agreements.

(a) Except as set forth in Article VII and Section 8.1(b) hereof, the representations, warranties, covenants and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any Person controlling any such party or any of their Representatives whether prior to or after the execution of this Agreement. Solely for the purposes of this Article VIII, each party shall be deemed to have remade all of its representations and warranties contained in Article II, Article III and Article IV (as the case may be) at the Closing with the same effect as if originally made at the Closing.

(b) The representations and warranties made by the Sellers, the Company and the Buyer Parties in Article II and Article III, and Article IV or any certificate delivered pursuant to Article VI of this Agreement, respectively, shall survive the Closing until (and claims based upon or arising out of a breach of such representations and warranties may be asserted at any time before) twelve (12) months after the Closing Date, provided, however, that the representations made in Sections 2.1 (Organization), 2.2(a) (Authority; No Conflict; Required Filings and Consents), 2.3 (Capitalization), 2.23 (Brokers), 3.1 (Organization), 3.2(a) (Authority; No Conflict; Required Filings and Consents), 3.3 (Title), 3.4 (Brokers) (the foregoing collectively, the “Seller Fundamental Representations”), 4.1 (Organization), 4.2 (Authority; No Conflict; Required Filings and Consents), 4.3 (Brokers), 4.8 (No Implied Representations), 4.9 (No Distribution), 4.10 (Accredited Investor), and 4.11 (R&W Insurance Policy) shall survive until the sixth (6th) anniversary of the Closing Date, and the representations and warranties in Section 2.15 (to the extent related to ERISA or the Code, or plans subject to ERISA) shall survive until sixty (60) days following the expiration of the statute of limitations (taking into account any extensions or waivers thereof) applicable to the collection of the applicable Tax that is the subject of such representations. The period of time a representation or warranty survives the Closing pursuant to the preceding sentence shall be the “Survival Period” with respect to such representation or warranty. The parties intend for the preceding two sentences to alter the otherwise applicable statute of limitations and agree that, subject to the last sentence of this Section 8.1(b), no claim may be brought based upon, directly or indirectly, any of the representations and warranties contained in this Agreement after the Survival Period with respect to such representation or warranty. The covenants and agreements of the parties hereto in this Agreement to be performed prior to or at the Closing shall terminate at Closing. The covenants and agreements of the parties hereto in this Agreement to be performed following the Closing shall survive the Closing without any contractual limitation on the period of survival (other than those covenants and agreements that are expressly required to remain in full force and effect for a specified period of time). The termination of the representations and warranties provided herein shall not affect a party (i) in respect of any claim made by such party in reasonable detail in writing received by an Indemnifying Party prior to the expiration of the applicable Survival Period provided herein, or (ii) in respect of any claim grounded in common law fraud in the making of the representations and warranties of the Indemnifying Party set forth in Article II and Article III, or Article IV of this Agreement (as applicable).

Section 8.2 Indemnification.

(a) From and after the Closing, each Seller shall, severally and not jointly and severally in accordance with such Seller’s applicable Pro Rata Share, indemnify, save and hold harmless the Buyer, the Buyer Purchasing Subsidiaries and their respective Affiliates and Representatives, successors and assigns (each, a “Buyer Indemnified Party” and collectively, the “Buyer Indemnified Parties”) from and against any and all costs, losses, Taxes, Liabilities, obligations, damages, claims, demands and expenses (whether or not arising out of third-party claims), including interest, penalties, reasonable attorneys’ fees and all amounts paid in investigation, defense or settlement of any of the foregoing (herein, “Damages”), incurred in connection with, arising out of, or resulting from:

(i) any breach of any representation or warranty made by such Seller or the Company in this Agreement or in any certificate delivered pursuant to Sections 6.2(a), (b) or (c) hereof;

(ii) any breach of any covenant or agreement made, or to be performed, by such Seller or the Company in this Agreement following the Closing; and

(iii) all income Taxes imposed on or payable by the Company (or any predecessor thereof) (A) for or attributable to any taxable period ending on or before the Closing Date and (B) for or attributable to the portion of any Straddle Period ending on the Closing Date (and any allocation of income Taxes for a Straddle Period shall be made by means of a closing of the books and records of the Company as of the end of the Closing Date); provided, that to the extent the facts and circumstances giving rise to a claim for indemnification pursuant this Section 8.2(a)(iii) would also give rise to a claim under the R&W Insurance Policy, the applicable Buyer Indemnified Party shall also make a claim under the R&W Insurance Policy as contemplated by Section 8.5(g) below.

(b) From and after the Closing, the Buyer shall indemnify, save and hold harmless Sellers and their respective Affiliates and Representatives, successors and assigns (each, a “Seller Indemnified Party” and collectively, the “Seller Indemnified Parties”) from and against any and all Damages incurred in connection with, arising out of, or resulting from:

(i) any breach of any representation or warranty made by any Buyer Party in this Agreement or in any certificate delivered pursuant to Section 6.2(a) or (b) hereof; and

(ii) any breach of any covenant or agreement made, or to be performed, by any Buyer Party in this Agreement following the Closing.

(c) Interpretation. Notwithstanding anything in this Agreement to the contrary, the term Damages shall not include any exemplary or punitive or similar damages, except where such damages are recovered from an Indemnified Party by a third party. Notwithstanding the foregoing, it is expressly understood and agreed that nothing contained in the foregoing sentence shall limit, alter, or waive in any manner or respect any defenses available to any Person or any burdens of proof or legal standards required to be met by any Person under applicable Law. For purposes of determining (i) whether a breach or inaccuracy of a representation or warranty has occurred and (ii) the dollar amount of Damages with respect to any claim resulting from any breach or inaccuracy of a representation or warranty, all “material”, “materiality”, “in all material respects”, or “Material Adverse Effect” qualifications or exceptions in such representation or warranty shall be disregarded; provided, however, that the foregoing shall not apply to the representations and warranties contained in the second sentence of Section 2.4 (Financial Statements), Section 2.8 (Agreements, Contracts and Commitments) and Section 2.12 (No Undisclosed Liabilities) and, for the avoidance of doubt, shall not apply to, or otherwise affect, the definitions of “Material Contracts” and “Material Adverse Effect”.

Section 8.3 Procedure for Claims between Parties. If a claim for Damages is to be made by a Buyer Indemnified Party or Seller Indemnified Party (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) entitled to indemnification hereunder, such party shall give written notice describing the claim in reasonable detail and, to the extent then ascertainable, the monetary damages sought (each, a “Notice”) to the indemnifying party hereunder (the “Indemnifying Party” and collectively, the “Indemnifying Parties”) as soon as reasonably practicable after such Indemnified Party becomes aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought under this Article VIII. Any failure to submit any such Notice to the Indemnifying Party shall not relieve any Indemnifying Party of any Liability hereunder, except to the extent that the Indemnifying Party was actually and materially prejudiced by such failure.

Section 8.4 Defense of Third Party Claims.

(a) If any lawsuit, action, proceeding, investigation, claim or enforcement action is initiated against an Indemnified Party by any third party (each, a “Third Party Claim”) for which indemnification under this Article VIII may be sought, Notice thereof, together with copies of all notices and communication relating to such Third Party Claim, shall be given to the Indemnifying Party as promptly as reasonably practicable. The failure of any Indemnified Party to give timely Notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the Indemnifying Party was actually and materially prejudiced by such failure.

(b) If it so elects at its own cost, risk and expense, the Indemnifying Party shall be entitled to:

(i) take control of the defense and investigation of such Third Party Claim at its sole cost and expense if the Indemnifying Party so notifies the Indemnified Party in writing;

(ii) employ and engage attorneys of its own choice (provided that such attorneys are reasonably acceptable to the Indemnified Party) to handle and defend the same, unless the named parties to such action or proceeding include both one or more Indemnifying Parties and an Indemnified Party, and the Indemnified Party has reasonably concluded that there may be one or more legal defenses or defense strategies available to such Indemnified Party that are different from or additional to those available to an applicable Indemnifying Party or that there exists or is reasonably likely to exist a conflict of interest, in which event such Indemnified Party shall be entitled, at the Indemnifying Parties’ reasonable cost, risk and expense, to separate counsel (provided that such counsel is reasonably acceptable to the Indemnifying Party); and

(iii) compromise or settle such Third Party Claim, which compromise or settlement shall be made (x) with the written consent of the Indemnified Party, such consent not to be unreasonably withheld, conditioned or delayed, or (y) if such compromise or settlement contains an unconditional release of the Indemnified Party in respect of such claim, without any cost, liability or admission of wrongdoing of any nature whatsoever to or by such Indemnified Party, and provides only for monetary damages that will be paid in full by the Indemnifying Party.

(c) If the Indemnifying Party elects to assume the defense of a Third Party Claim, the Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Party and its attorneys in the investigation, trial and defense of such Third Party Claim and any appeal arising therefrom; provided, however, that the Indemnified Party may, at its own cost, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. The parties shall cooperate with each other in any notifications to insurers.

(d) If the Indemnifying Party fails to assume the defense of such Third Party Claim within fifteen (15) calendar days after receipt of the Notice, the Indemnified Party against which such Third Party Claim has been asserted will have the right to undertake, at the Indemnifying Parties’ reasonable cost, risk and expense (but only to the extent that it is finally determined that the Indemnified Party is entitled to indemnification from the Indemnifying Party under this Article VIII), the defense, compromise or settlement of such Third Party Claim on behalf of and for the account and risk of the Indemnifying Parties (but only to the extent that it is finally determined that the Indemnified Party is entitled to indemnification from the Indemnifying Party under this Article VIII); provided, however, that such Third Party Claim shall not be compromised or settled without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld.

(e) If the Indemnified Party assumes the defense of the Third Party Claim, the Indemnified Party will keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement.

(f) If the Indemnifying Party notifies the Indemnified Party that it does not dispute its liability to the Indemnified Party with respect to the Third Party Claim or fails to notify the Indemnified Party whether the Indemnifying Party disputes its liability to the Indemnified Party with respect to such Third Party Claim within sixty (60) days of the Notice of such Third Party Claim having been provided to the Indemnifying Party, the Damages arising from such Third Party Claim will be conclusively deemed a liability of the Indemnifying Party and the Indemnifying Party shall pay the amount of such Damages to the Indemnified Party on demand following the final determination thereof.

Section 8.5 Limitations on Indemnity.

(a) No Buyer Indemnified Party shall seek, or be entitled to, indemnification from any of the Indemnifying Parties pursuant to Section 8.2(a)(i) hereof (other than with respect to a breach or inaccuracy of a Seller Fundamental Representation) except to the extent the aggregate claims for Damages of the Buyer Indemnified Parties for which indemnification is sought pursuant to Section 8.2(a)(i) hereof exceed $1,637,500 (the “Deductible”), in which case the Buyer Indemnified Parties shall be entitled to recover, subject to the other limitations in this Article VIII, only to the extent such Damages in the aggregate exceed the Deductible.

(b) Notwithstanding anything expressed or implied herein to the contrary, other than as specifically set forth in Section 8.5(i) or in the case of common law fraud by Sellers in the making of such representations and warranties contained in Article II and Article III, the Closing Escrow Funds shall be the sole and exclusive source for the satisfaction of any Damages indemnifiable by Sellers under and pursuant to Section 8.2(a)(i), and once such funds have been exhausted or released, (i) Sellers shall have no direct or indirect liability with respect to, and no obligation to satisfy, any claim by any Buyer Indemnified Party under Section 8.2(a)(i) and (ii) the sole and exclusive remedy of the Buyer Indemnified Parties in respect of any such Damages shall be limited to the R&W Insurance Policy. Sellers shall have no direct or indirect liability of any kind or nature with respect to the R&W Insurance Policy or any claim thereunder (including by way of subrogation) other than in the case of common law fraud by Sellers in the making of the representations and warranties contained in Article II and Article III.

(c) No Indemnified Party shall be entitled to recover under Section 8.2 unless a claim has been asserted by written notice, specifying the details of the alleged breach with reasonable particularity, the sections of this Agreement alleged to have been breached, a good faith estimate of the Damages claimed, and all the relevant facts with respect thereto, delivered to the Sellers or the Buyer Parties (as the case may be) on or prior to the expiration of the applicable Survival Period (in which case the applicable survival period shall be deemed to extend until such claim has been finally resolved).

(d) Notwithstanding anything to the contrary contained in this Agreement (but subject to the other limitations contained herein), (x) in no event shall any Seller’s aggregate liability for all indemnifiable claims for Damages pursuant to Section 8.2(a) exceed the aggregate Purchase Price received by such Seller and (y) the limitations contained in this Article VIII shall not prevent the Buyer Indemnified Parties from filing a claim under the R&W Insurance Policy or otherwise apply to claims made by the Buyer Indemnified Parties under the R&W Insurance Policy.

(e) No Seller shall be liable for Damages with respect to the representations and warranties contained in Article III to the extent that such representations and warranties relate to another Seller, nor shall any Seller have any liability for the failure of another Seller to perform any of the obligations, covenants or agreements to be performed or complied with by such other

Seller, it being agreed and understood that all of such representations, warranties, obligations, covenants and agreements are being made individually by each Seller, and not jointly and severally by all Sellers. The aggregate liability of any Seller for Damages with respect to any indemnification claim of the Buyer Indemnified Parties hereunder shall not exceed such Seller’s Individual Portion. Notwithstanding the foregoing, a Seller shall, subject to the other limitations set forth herein, be responsible for 100% of the Damages incurred by the Buyer Indemnified Parties in respect of a breach by such Seller of any of its representations and warranties set forth in Article III or the covenants of such Seller set forth herein, without regard to such Seller’s Individual Portion.

(f) Notwithstanding any other provision of this Agreement to the contrary, no Seller shall be liable under this Article VIII for any Damages or alleged Damages to the extent such Damages or alleged Damages are taken into account in the calculation of the Cash Amount, Closing Working Capital, Deferred Compensation Asset, Indebtedness Amount, Accrued Donation Amount, Accrued Gaming Taxes Amount or Deferred Compensation Liability (including any component of any of the foregoing). Notwithstanding anything expressed or implied herein to the contrary, no Buyer Indemnified Party shall be entitled to indemnification with respect to any Taxes for any taxable period, or portion thereof, beginning after the Closing Date, except with respect to a breach of any representation or warranty set forth in Section 2.5(c) or Section 2.5(g).

(g) In calculating the amount of any Damages payable to a Buyer Indemnified Party or a Seller Indemnified Party hereunder, the amount of the Damages (i) shall not be duplicative of any other Damages for which an indemnification claim has been paid and (ii) shall be computed net of any amounts actually recovered by such Indemnified Party under any insurance policy (including the R&W Insurance Policy and the Title Policy) with respect to such Damages (net of any out-of-pocket costs and expenses incurred in obtaining such insurance proceeds). Each Indemnified Party shall use commercially reasonable efforts to recover from any applicable insurance policy (including the R&W Insurance Policy and the Title Policy) in respect of any Damages that are the subject of indemnification under this Article VIII. If an Indemnified Party actually recovers an amount from an insurance policy in respect of Damages that are the subject of indemnification under this Article VIII after all or a portion of such Damages have been paid by or at the direction of the Indemnifying Party pursuant to this Article VIII, the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (i) the amount paid by or at the direction of the Indemnifying Party in respect of such Damages, plus the amount received from the insurance policy in respect thereof, less (ii) the full amount of such Damages, plus the amount of any out-of-pocket costs, fees or expenses incurred to procure such proceeds and the amount of any increased insurance premiums, retentions or other out-of-pocket costs related to or arising therefrom.

(h) Nothing herein shall waive any party’s common law duty to mitigate any such claim or liability upon and after becoming aware of any event or condition which could reasonably be expected to give rise to any Damages that are indemnifiable under this Article VIII.

(i) Notwithstanding anything contained herein to the contrary, in the event of any Damages described in Section 8.2(a)(i) for a breach or inaccuracy of a Seller Fundamental Representation (“Specified Damages”), (1) the Buyer Parties agree to, and agree to cause each other Buyer Indemnified Party to, make a claim under the R&W Insurance Policy in respect of such Specified Damages and use commercially reasonable efforts to recover such Specified Damages under the R&W Insurance Policy up to the Policy Limit and (2) to the extent that a Buyer Indemnified Party may not recover, or has not recovered, all of such Specified Damages pursuant to clause (1) above because such Specified Damages are subject to a retention (as may be eroded or dropped down from time to time) under the R&W Insurance Policy (the amount of such Specified Damages subject to such retention being the “Retention Amount”), are in excess of the Policy Limit (the amount by which such Specified Damages exceed the Policy Limit being the “Excess Amount”) or are otherwise not covered by, or recoverable under, the R&W Insurance Policy, the Sellers shall indemnify the Buyer Indemnified Parties (including, with respect to amounts attributable to RBG, by recovery from the RBG Escrow Fund) for such Specified Damages under Section 8.2(a)(i), but only to the extent of the Retention Amount or Excess Amount (as the case may be). Notwithstanding the foregoing, the Buyer Indemnified Parties shall not be entitled to recover any Damages from any Seller if such Damages would have been covered under the R&W Insurance Policy if not for a failure by a Buyer Indemnified Party to properly make a claim thereunder (or otherwise comply with the terms thereof). The parties agree and acknowledge that any other limitations contained in this Article VIII with respect to insurance policies and recovery thereunder shall be in addition to, and not in limitation of, the provisions of this Section 8.5(i).

Section 8.6 Payment of Damages. An Indemnified Party shall be paid in cash by an Indemnifying Party the amount to which such Indemnified Party may become entitled by reason of the provisions of this Article VIII, within ten (10) Business Days after such amount is determined either by mutual agreement of the Buyer and the Sellers (or a Seller, as applicable) or on the date on which both such amount and an Indemnified Party’s obligation to pay such amount have been determined by a final non-appealable judgment of a court or administrative body having jurisdiction over such proceeding. Within three (3) Business Days after the first anniversary of the Closing Date, if there is any amount of cash remaining in the Closing Escrow Fund (other than amounts relating to claims for which a Notice has been delivered and that have not been finally resolved and paid prior to such expiration date) (such remaining amount, the “Remaining Escrow Amount”), the Buyer and the Sellers shall deliver a written instruction to the Escrow Agent instructing the Escrow Agent to release the Remaining Escrow Amount from the Closing Escrow Fund and to pay the Remaining Escrow Amount to the Sellers by wire transfer of immediately available funds to such account or accounts as may be designated by the Sellers to the Escrow Agent in writing.

Section 8.7 Exclusive Remedy. After the Closing, except in the case of common law fraud by Sellers or the Buyer Parties in the making of the representations and warranties contained in Article II and Article III or Article IV (as the case may be), the indemnities provided in this Article VIII shall constitute the sole and exclusive remedy of any Indemnified Party arising out of, resulting from or incurred in connection with any claims regarding matters arising under or otherwise relating to this Agreement or the transactions contemplated hereby; provided, however, that this exclusive remedy does not preclude a party from bringing an action for specific performance or other equitable remedy to require a party to perform its obligations under this Agreement or to enforce any decision or determination of the Neutral Accounting Firm. Without limiting the foregoing, the Buyer Parties and Sellers each hereby waive (and, by their acceptance of the benefits under this Agreement, each Buyer Indemnified Party and Seller Indemnified Party hereby waives), from and after the Closing, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, common law fraud by Sellers or the Buyer Parties in the making of the representations and warranties contained in Article II and Article III or Article IV (as the case may be)) such party may have against the other party arising under or based upon this Agreement or any schedule, exhibit, disclosure letter, document or certificate delivered in connection herewith, and no legal action sounding in tort, statute or strict liability may be maintained by any party (other than a legal action brought solely to enforce or pursuant to the provisions of this Article VIII). Nothing in this Section 8.7 shall prevent any Buyer Indemnified Party from seeking recovery, or recovering, under the R&W Insurance Policy or Title Policy in accordance with their respective terms.

Section 8.8 Release. Effective as of the Closing, the Buyer Parties and the Company (collectively, the “Releasing Parties”) each hereby unconditionally and irrevocably and forever releases and discharges each Seller Party and each of their respective successors and assigns, and any present or former direct and indirect investors, partners, shareholders, equity holders, directors, managers, officers, employees, agents, lenders, principals, members or managers of any of the foregoing Persons (each, a “Released Party”), of and from, and hereby unconditionally and irrevocably waives, any and all claims, debts, losses, expenses, proceedings, covenants, liabilities, suits, judgments, damages, actions and causes of action, obligations, accounts, and liabilities of any kind or character whatsoever, known or unknown, suspected or unsuspected, in contract, direct or indirect, at law or in equity (collectively, the “Released Claims”) that such Releasing Party ever had, now has or ever may have or claim to have against any Released Party, arising in connection with the management, ownership and operation of the Company; provided, however, that this release does not extend to claims relating to any breach or alleged breach of this Agreement or any of the provisions set forth herein or release or waive any rights to be indemnified, reimbursed and held harmless that the Buyer Indemnified Parties are entitled to under this Article VIII. Each Buyer Party, on behalf of itself and the Buyer Indemnified Parties and other Releasing Parties, expressly waives all rights afforded by any statute which limits the effect of a release with respect to unknown claims. Each Buyer Party, on behalf of itself and the Buyer Indemnified Parties and other Releasing Parties, covenants that none of the Releasing Parties will (and that such Buyer Party will cause all other Persons who may seek to claim as, by, through or in relation to any of the Releasing Parties or any of the matters released by or on behalf of the Releasing Parties in this Section 8.8 not to) sue any of the Released Parties on the basis of any of the Released Claims herein released and discharged. Each Buyer Party, on behalf of itself and the Buyer Indemnified Parties and other Releasing Parties, understands the significance of this release of unknown claims and waiver of statutory protection against a release of unknown claims, and acknowledges and agrees that this waiver is an essential and material term of this Agreement. The Buyer Parties acknowledge that the Sellers will be relying on the waiver and release provided in this Section 8.8 in connection with entering into this Agreement and that this Section 8.8 is intended for the benefit of, and to grant third party rights to, each Released Party (including each Seller Party) to enforce this Section 8.8. Nothing in this Section 8.8 shall prevent any Buyer Parties from seeking recovery, or recovering, under the R&W Insurance Policy in accordance with its terms.

Section 8.9 Tax Treatment of Indemnity Payments. Except as otherwise required by Law, any amounts payable under this Article VIII shall be treated by the Buyer and the Sellers as adjustments to the Purchase Price.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Definitions.

(a) For purposes of this Agreement, the term:

“Accrued Donation Amount” means the aggregate accrued but unpaid contributions payable under the terms of the Donation Agreements as of the Transfer Time.

“Accrued Gaming Taxes Amount” means the amount of accrued but unpaid Taxes pursuant to the Illinois Riverboat Gambling Act (230 ILCS 10/1, et seq.), and the rules and regulations promulgated thereunder as of the Transfer Time.

“Adjusted Working Capital” means, as of a certain date, the (a) current assets of the Company as of such date (excluding Cash and the Deferred Compensation Asset), less (b) current liabilities of the Company as of such date (including any accrued and unpaid Taxes and the Retention Bonus Amount (whether or not such Retention Bonus Amount would otherwise be included in current liabilities of the Company as of such date), but excluding the Accrued Gaming Taxes Amount, the Accrued Donation Amount, the Deferred Compensation Liability and the Indebtedness Amount), in each case (i) as determined using and applying the same accounting principles, practices, procedures, policies and methods used and applied in the preparation of the Interim Financial Statements as modified as set forth in Section 5.1(l) of the Disclosure Schedules and (ii) without duplication. An illustrative example of the calculation of Adjusted Working Capital is set forth on Exhibit F.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first-mentioned Person.

“Assets and Properties” of any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, operated, owned or leased by such Person, including cash, cash equivalents, accounts and notes receivable, chattel paper, documents, instruments, general intangibles, real estate, equipment, inventory, goods and Intellectual Property.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Reno, Nevada or Chicago, Illinois are closed or required by Law to close.

“Cage Cash” means negotiable instruments and other cash equivalents of the Company located in cages, vaults, drop boxes, slot machines, bill validators, pari-mutuel totalisator machines and other gaming and racing devices at the Property.

“Capital Budget” means the capital budget of the Company as provided to the Buyer on the date hereof.

“Cash” means, with respect to the Company, all cash, negotiable instruments and cash equivalents, held by the Company (other than Casualty and Condemnation Proceeds) including, for the avoidance of doubt, cash in bank accounts, Cage Cash and cash on hand in retail outlets owned by the Company and in food and beverage outlets owned by the Company.

“Cash Amount” means the amount of Cash in excess of the Minimum Required Cash as of the Transfer Time.

“Closing Escrow Fund” means an amount equal to $1,637,500, which shall be deposited with the Escrow Agent pursuant to the terms of the Closing Escrow Agreement.

“Closing Working Capital” means the Adjusted Working Capital of the Company as of the Transfer Time.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each employee benefit plan, program, policy, practice, agreement, or other arrangement providing benefits to any current or former employee, consultant, officer or director of the Company or any beneficiary or dependent thereof, written or unwritten, including any health, medical, dental, vision care, drug, disability, accidental death and dismemberment insurance, life insurance, supplemental unemployment benefit and any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), and any post-retirement benefits, bonus, incentive, deferred compensation, vacation, overtime, insurance, stock purchase, stock option, equity award, equity-linked award, severance, employment, change of control or fringe benefit plan, program, policy, practice, agreement, or arrangement, in each case, that is (i) entered into, sponsored, maintained, contributed or required to be contributed to by the Company or (ii) to which the Company could reasonably be expected to have any liability.

“Company IT Systems” means the hardware, data communication lines, network and telecommunications equipment, Internet-related information technology infrastructure, wide area network and other information technology equipment, and software, data bases, and data used with, or included or incorporated into any of the foregoing, owned, leased or licensed by the Company.

“Contract” means any agreement, contract, lease, power of attorney, note, loan, evidence of indebtedness, letter of credit, settlement agreement, franchise agreement, undertaking, covenant not to compete, employment agreement, license, instrument, obligation, commitment, understanding, policy, quotation and other executory commitment to which any Person is a party or to which any of the assets of such Person are subject, whether oral or written, express or implied, but excluding purchase and sale orders made in the Ordinary Course of Business.

“Customer Database” means all customer lists, customer databases and historical records with respect to the customers of the Property maintained by or on behalf of the Company or its Affiliates with respect to the Property.

“Deferred Compensation Asset” means the cash surrender value, as of the Closing, of the whole life insurance policies covering participants in the Deferred Compensation Plan and which are intended to secure the funding of account balances under the Deferred Compensation Plan.

“Deferred Compensation Liability” means the amount, as of immediately prior to the Closing, of all distributions that would be payable in connection with the Closing in respect of the Deferred Compensation Plan and account balances thereunder.

“Deferred Compensation Plan” Grand Victoria Casino Deferred Compensation Plan (Amended and Restated Effective January 1, 2015).

“Donation Agreements” means, collectively, the GV Foundation Agreement and the Kane County Agreement.

“Encumbrances” means Liens, covenants, conditions, restrictions, agreements, easements, title defects, options, rights of first offer, rights of first refusal, restrictions on transfer, rights of other parties, limitations on use, limitations on voting rights, or other encumbrances of any kind or nature.

“Environmental Condition” means, as relating exclusively to the Property, the Release into the environment of any Hazardous Substance or the violation of any Environmental Law as a result of which the Company (i) has or may become liable to any Person for any Liability, (ii) is or was in violation of any Environmental Law, (iii) has or is required to incur response costs for investigation or Remediation, or (iv) by reason of which any Real Property or other assets of the Company may be subject to any Lien under Environmental Laws; provided, however, that none of the foregoing shall be an Environmental Condition if such matter was Remediated or otherwise corrected prior to the date hereof in accordance with, and such that no further action will be required pursuant to, Environmental Law.

“Environmental Laws” means all applicable and legally enforceable foreign, federal, state and local statutes or Laws, judgments, orders, regulations, licenses, permits, rules and ordinances relating to pollution or protection of health, safety or the environment, including, but not limited to, the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), Resource Conservation and Recovery Act (42 U.S.C. §6901 et seq.), Safe Drinking Water Act (42 U.S.C. §3000(f) et seq.), Toxic Substances Control Act (15 U.S.C. §2601 et seq.), Clean Air Act (42 U.S.C. §7401 et seq.), Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601 et seq.), National Environmental Policy Act (42 U.S.C. § 4321 et seq.), Endangered Species Act of 1973 (16 U.S.C. § 1531 et seq.) and other similar state and local statutes, in effect as of the date hereof.

“Environmental Liabilities” means, as it relates to the Company, all Liabilities (including all reasonable fees, disbursements and expenses of counsel, expert and consulting fees and costs of investigations and feasibility studies and responding to government requests for information or documents), fines, penalties, restitution and monetary sanctions, interest, direct or indirect, known or unknown, absolute or contingent, past, present or future, resulting from any claim or demand, by any person or entity, under any Environmental Law, or arising from Environmental Conditions.

“Environmental Permits” means any permit, license, authorization or approval required under applicable Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to the Company, any trade or business (whether or not incorporated) (A) under common control (within the meaning of Section 4001(b)(1) of ERISA) with such entity, or (B) which, together with the Company, is treated as a single employer under Section 414 of the Code.

“Estimated Accrued Donation Amount” means the Accrued Donation Amount estimated as of the Transfer Time.

“Estimated Accrued Gaming Taxes Amount” means the Accrued Gaming Taxes Amount estimated as of the Transfer Time.

“Estimated Cash Amount” means the amount of Cash in excess of the Minimum Required Cash estimated as of the Transfer Time.

“Estimated Closing Working Capital” means the Adjusted Working Capital of the Company estimated as of the Transfer Time.

“Estimated Deferred Compensation Asset” means the Deferred Compensation Asset estimated as of the Closing.

“Estimated Deferred Compensation Liability” means the Deferred Compensation Liability estimated as of immediately prior to the Closing.

“Estimated Indebtedness Amount” means the principal amount of any outstanding Indebtedness of the Company estimated as of immediately prior to the Closing.

“Estimated Purchase Price” shall be an amount equal to (i) three hundred twenty-seven million five hundred thousand Dollars ($327,500,000), plus (ii) the Estimated Cash Amount, plus (iii) the amount (if any) by which the Estimated Closing Working Capital exceeds the Target Working Capital, minus (iv) the amount (if any) by which the Target Working Capital exceeds the Estimated Closing Working Capital, plus (v) the Estimated Deferred Compensation Asset, minus (vi) an amount equal to 50% of the R&W Insurance Policy Premium, minus (vii) the Estimated Indebtedness Amount, minus (viii) the Estimated Accrued Donation Amount, minus (ix) the Estimated Accrued Gaming Taxes Amount, minus (x) the Estimated Deferred Compensation Liability.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means United States generally accepted accounting principles, consistently applied in effect at the time in question.

“Gaming Approvals” means all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority or pursuant to any Gaming Law necessary for or relating to the conduct of activities by any party hereto or its subsidiaries, and the transactions contemplated hereby, including the ownership, operation, management and development of the business of the Company.

“Gaming Authorities” means any administrative, regulatory or governmental agency, commission, board, body, authority or instrumentality with regulatory control or jurisdiction over the conduct of lawful gaming or gambling or the ownership of an interest therein or the sale of liquor in any jurisdiction, including the Illinois Gaming Board.

“Gaming Laws” means any federal, state, local or foreign statute, ordinance, rule, regulation, permit, consent, registration, finding of suitability, approval, license, judgment, order, decree, injunction or other authorization, including any condition or limitation placed thereon, governing or relating to the current or contemplated casino and gaming activities and operations and manufacturing and distributing operations of the business of the Company, the Sellers, the Buyer or any of their respective Affiliates.

“GV Foundation Agreement” means that certain Agreement, dated as of November 12, 1996, by and between GV Foundation and the Company as in effect on the date hereof.

“Hazardous Substance” means any pollutant, contaminant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation under applicable Environmental Laws, including any quantity of asbestos, urea formaldehyde foam insulation, PCBs, crude oil or any fraction thereof, all forms of natural gas and petroleum products or by-products or derivatives.

“Indebtedness” means, with respect to any Person at any date, without duplication: (i) indebtedness of such Person for money borrowed; (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (iii) all obligations in respect of interest rate or currency obligation swaps, caps, floors, hedges or similar arrangements of such Person; (iv) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (excluding, in each case, excluding any trade or other accounts payable); (v) all obligations of such Person under leases required to be capitalized in accordance with GAAP (other than leases of gaming equipment required to be capitalized in accordance with GAAP); (vi) all outstanding obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, in each case, to the extent drawn; (vii) all obligations of the type referred to in clauses (i) through (vi) of any Person for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; (viii) all obligations of the type referred to in clauses (i) through (vii) of other Persons secured by any Encumbrance on any property or asset of such Person (whether or not such obligation is assumed by such Person); and (ix) any accrued interest and fees related to any of the foregoing. Notwithstanding the foregoing, Indebtedness shall not include any surety bond issued in favor of any Gaming Authority.

“Indebtedness Amount” means the amount of any outstanding Indebtedness of the Company as of immediately prior to the Closing.

“Individual Portion” means, with respect to a Seller, an amount equal to the product of (i) such Seller’s Pro Rata Share multiplied by (ii) the actual Damages awarded or otherwise agreed by the Sellers to be paid by Sellers.

“Intellectual Property” means all foreign and domestic intellectual property rights, including all (i) patents and patent applications, and reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part, and inventions, proprietary processes, technologies and discoveries (whether or not patentable); (ii) copyrightable and copyrighted works, and all applications, registrations and renewals pertaining thereto; (iii) trademarks, service marks, trade names, trade dress and domain names, and all registrations and applications pertaining thereto and goodwill associated therewith; and (iv) trade secrets, know-how, databases and confidential technical information.

“IRS” means the Internal Revenue Service, a division of the United States Treasury Department, or any successor thereto.

“Kane County Agreement” means that certain Agreement, dated as of April 23, 1997, by and between the County of Kane and the Company.

“knowledge” means, (a) when used in the phrase “knowledge of the Company,” or “Company’s knowledge” and words of similar import, the actual knowledge of James Thomason, Jonathan Grossman and Sharon McGill (but only with respect to the matters set forth in Sections 2.14 and 2.15), after reasonable investigation, (b) when used in the phrase “knowledge of the Buyer” or “the Buyer’s knowledge” and words of similar import, the actual knowledge of Gary L. Carano, Anthony Carano, Thomas R. Reeg and Edmund L. Quatmann, Jr., after reasonable investigation or (c) when used in the phrase “knowledge of the Sellers,” or “Sellers’ knowledge” and words of similar import, the actual knowledge of Jeffrey Ehlers, Phil Kayman and Will Martin after reasonable investigation.

“Law” means any foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award, policies, guidance, court decision, rule of common law or finding.

“Liabilities” mean any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown.

“Liens” means any mortgage, pledge, lien, security interest, conditional or installment sale agreement, exaction, imposition, charge or other claims of third parties of any kind or nature.

“Managing Joint Venture Partner” means RBG, in its capacity as “Managing Joint Venture Partner” of the Company.

“Material Adverse Effect” means any change, event, circumstance, effect, development or state of facts that, individually or in the aggregate, has had or is reasonably expected to have a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of the Company, taken as a whole; provided that no change, event, circumstance, effect, development or state of facts arising out of or resulting from the following, individually or in the aggregate, shall constitute a Material Adverse Effect or be taken into account for determining whether a Material Adverse Effect has occurred: (A) changes in or affecting the (i) gaming industry generally, (ii) gaming industry in the gaming market in which the Company operates, or (iii) the financial, banking, currency or capital markets in general, in each case in the United States or any foreign jurisdiction (including interest rate and exchange rate fluctuations), (B) any change or effect resulting from the execution or public announcement of the transactions contemplated by this Agreement, (C) any act of war (whether or not declared), sabotage, terrorism, military actions or any escalation or worsening of any such acts of war (whether or not declared), sabotage, terrorism or military actions or other similar force majeure events, (D) the failure of the Company to meet any internal or public projections, budgets, forecasts or estimates of revenue, earnings, cash floor or cash position or other financial or operating metrics for any period (provided that the underlying cause of any such failure to meet projections, budgets, forecasts or estimates may be considered in determining whether a Material Adverse Effect has occurred), (E) a change in Law, in applicable regulations of any Governmental Entity or in applicable accounting standards such as GAAP, or (F) a weather-related or other force majeure event such as an earthquake, hurricane, flood, tornado or other natural disaster; provided, however, that the matters described in clauses (A), (C), (E) and (F) above shall be considered in determining whether a Material Adverse Effect has occurred to the extent of any disproportionate impact on the Company relative to other participants operating in the same industries and geographic markets as the Property.

“Minimum Required Cash” means nine million Dollars ($9,000,000).

“Ordinary Course of Business” shall describe any action taken by a Person if such action is consistent with such Person’s past customs or practices and is taken in the ordinary course of such Person’s normal day-to-day operations.

“Outside Date” means the date that is twelve (12) months following the date of this Agreement.

“Partnership Agreement” means that certain Amended and Restated Joint Venture Agreement of the Company, dated June 25, 2002, as amended by Amendment No. 1 to Amended and Restated Joint Venture Agreement, dated April 25, 2005, Amendment No. 2 to Amended and Restated Joint Venture Agreement, dated May 13, 2011, and Amendment No. 3 to Amended and Restated Joint Venture Agreement, dated January 29, 2018.

“Permitted Encumbrances” means, with respect to the Sellers, the Company or the Real Property:

(i) mechanics’ and materialmen’s liens arising in the Ordinary Course of Business for amounts not yet due or for amounts that are currently being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP;

(ii) Liens or Encumbrances for Taxes not yet due and payable or being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP;

(iii) Liens or Encumbrances in respect of judgments or awards with respect to which the Sellers or the Company shall in good faith currently be prosecuting an appeal or other proceeding for review and with respect to which the Company shall have secured a stay of execution pending such appeal or such proceeding for review;

(iv) Liens and Encumbrances created or approved in writing by the Buyer;

(v) subject to the terms and conditions of Section 6.2(e) hereof, all exceptions identified in the Title Commitment, other than any monetary liens encumbering the Property which shall be removed by Sellers on or before the Closing Date;

(vi) zoning, building and subdivision ordinances and land use regulations, which are not violated in any material respect by the current use, operation or occupancy of the Real Property;

(vii) terms and conditions of licenses, permits and approvals for the Property and Laws of any Governmental Entity having jurisdiction over the Property;

(viii) the rights of tenants under the Leases;

(ix) to the extent not material, deposits by or on behalf of the Company to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the Ordinary Course of Business;

(x) to the extent not material, Liens evidenced by precautionary UCC financing statements relating to operating leases, bailments and consignments of personal property; and

(xi) all other restrictions, easements, reservations, covenants and similar encumbrances that do not, individually or collectively, materially affect the value of the Property or interfere with the ordinary conduct of business or the use, occupation or operation of the Property and that do not secure any monetary obligations.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or “group” (as defined in Rule 13d-5(b)(1) under the Exchange Act).

“Personal Data” means information that can be used to identify an individual either alone or when combined with other personal or identifying information that is linked or linkable to a specific individual collected by or on behalf of the Company that the Company is required to keep confidential under applicable Law.

“Pro Rata Share” means (i) with respect to MGM Elgin, 50% and (ii) with respect to RBG, 50%.

“R&W Insurance Policy” means the buyer-side representation and warranty insurance policy with CFC Underwriting Limited obtained by the Buyer with a coverage amount equal to $32,750,000 (the “Policy Limit”).

“R&W Insurance Policy Premium” means all premium payments, brokerage commissions (to the extent not included in premium), surplus lines, premium tax and other applicable taxes, fees or surcharges payable in respect of the issuance of the R&W Insurance Policy as expressly provided in the binder for the R&W Insurance Policy.

“RBG Escrow Fund” means an amount equal to eight million Dollars ($8,000,000), which shall be deposited with the Escrow Agent pursuant to the terms of the RBG Escrow Agreement.

“Release” means any release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migration into the environment.

“Remediation” or “Remediated” means a cleanup or other method used to remove or contain a Release of any Hazardous Substances at, on or under the Property, but only to the extent required under applicable Environmental Laws for the Property.

“Representatives” means, with respect to either party, its officers, directors, employees, financial advisors, agents or other representatives.

“Retention Bonus Agreements” means those certain retention bonus agreements proposed to be entered into with the employees disclosed on Section 2.11(c) of the Disclosure Schedules substantially in the form previously provided to Buyer (it being understood and agreed that entering into the Retention Bonus Agreements following the execution of this Agreement shall not be prohibited by, or constitute a breach of, this Agreement or otherwise require the consent of the Buyer Parties).

“Retention Bonus Amount” means the amount of retention bonuses that would be payable by the Company at the Transfer Time pursuant to the Retention Bonus Agreements that are in full force and effect at the Transfer Time, assuming all conditions to receipt of payment thereunder which are then still capable of being satisfied have been so satisfied.

“Retention Bonus Payments” means the aggregate amount of retention bonuses actually paid by the Company pursuant to the Retention Bonus Agreements which have been entered into and which are in full force and effect at the time of such payment.

“Securities Act” means the Securities Act of 1933, as amended.

“Straddle Period” means any taxable period beginning on or before, and ending after, the Closing Date.

“Target Working Capital” means negative seven million four hundred eighty-two thousand two hundred fifteen Dollars (-$7,482,215).

“Tax” or “Taxes” means (i) any and all federal, state, local, foreign and other taxes, levies, fees, imposts, duties and charges of whatever kind imposed by any taxing authority (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), including taxes imposed on, or measured by, income, franchise, profits or gross receipts, and also ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and customs duties, and (ii) any amount described in clause (i) payable by reason of Contract, transferee or successor Liability, operation of Law, or Treasury Regulations Section 1.1502-6.

“Tax Return” means returns, reports, information statements, claims for refund and other documentation (including any additional or supporting material) filed, or required to be filed, in connection with the calculation, determination, assessment, claim for refund or collection of any Tax, and includes any amended returns.

“Title Commitment” means that certain ALTA commitment attached hereto as Exhibit E.

“Transaction Materials” shall mean all books, records, correspondence or files, regardless of media, generated, prepared or maintained primarily in connection with any attempt by Sellers, the Company or GT (as a result of its representation of a Seller or the Company), including by any Affiliates of each of the foregoing, to sell the Company or its assets (regardless of the form of transaction), or any analysis thereof by any such Persons, including for the purpose of negotiating and effectuating this Agreement, any ancillary agreement or any of the transactions contemplated hereby or thereby.

“Transfer Time” means 6:30:00 a.m., Chicago, Illinois time, on the day following the Closing Date. Notwithstanding anything contained in this Agreement to the contrary, the Cash Amount, Closing Working Capital, Deferred Compensation Asset, Accrued Donation Amount, Accrued Gaming Taxes Amount and Deferred Compensation Liability (and the components thereof) shall be determined without giving any effect to (i) the consummation of the transactions contemplated by this Agreement, (ii) any actions occurring at or after the Closing through and including the Transfer Time that are outside of the Ordinary Course of Business of the Company (including, without limitation, any Cash contributed to the Company after the Closing, any Indebtedness repaid or discharged after the Closing or any dividends or distributions made or paid) or (iii) any financing or re-financing transactions in connection herewith.

“Vessel” means a ship and the fixtures and equipment located thereon.

“Willful Breach” means, with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act undertaken by the breaching party with actual knowledge that such party’s act or failure to act would or would be reasonably expected to result in or constitute a breach of this Agreement.

(b) The following are defined elsewhere in this Agreement, as indicated below:

Terms	Cross Reference in Agreement
Acceptance Period	Section 1.6(d)
Accountant Notice	Section 1.6(e)
Acquisition Proposal	Section 5.11
Actual Deficiency	Section 1.6(f)
Actual Surplus	Section 1.6(f)
Agreement	Preamble
Annual Financial Statements	Section 2.4
Assignment Agreement	Section 1.5(b)(v)
Balance Sheet Date	Section 2.4
Buyer	Preamble
Buyer Disclosure Schedules	Article IV
Buyer Indemnified Party	Section 8.2(a)
Buyer Parties	Preamble
Buyer Permits	Section 4.6(a)
Buyer Purchasing Subsidiaries	Preamble
Casualty and Condemnation Proceeds	Section 5.15(a)
Closing	Section 1.4
Closing Date	Section 1.4
Closing Escrow Agreement	Section 1.5(b)(i)
Company	Preamble
Company Chips	Section 1.6(b)
Company Intellectual Property	Section 2.7(a)
Company Permits	Section 2.13(a)
Company Qualified Plan	Section 2.15(f)
Confidentiality Agreement	Section 5.4(b)
Continuation Period	Section 5.2
Continuing Employee	Section 5.2
Damages	Section 8.2(a)
Deductible	Section 8.5(a)
Deposit	Section 1.2
Deposit Escrow Agreement	Section 1.2
Disclosure Schedules	Article II
Dispute Notice	Section 1.6(d)
Elgin Holdings I	Preamble
Elgin Holdings II	Preamble
Escrow Agent	Section 1.2
Estimated Closing Statement	Section 1.6(a)
Excess Amount	Section 8.5(i)
Financial Statements	Section 2.4
Governmental Approvals	Section 5.5(a)
Governmental Entity	Section 2.2(c)
GT	Section 9.19(a)
GV Foundation	Section 1.5(b)(x)
HSR Act	Section 2.2(c)

Terms	Cross Reference in Agreement
Indemnified Party	Section 8.3
Indemnifying Party	Section 8.3
Inspection	Section 5.4(a)
Interim Financial Statements	Section 2.4
Labor Agreements	Section 2.14(b)
Lease Documents	Section 2.6(c)
Leased Real Property	Section 2.6(a)
Leases	Section 2.6(c)
Licensed Intellectual Property	Section 2.7(b)
Licensed Parties	Section 4.5
Licensing Affiliates	Section 4.5
Material Contracts	Section 2.8
MGM	Preamble
MGM Elgin	Preamble
Negotiating Period	Section 1.6(d)
Neutral Accounting Firm	Section 1.6(e)
Non-Foreign Certificate	Section 1.5(b)(iv)
Notice	Section 8.3
Owned Real Property	Section 2.6(a)
Policy Limit	Section 9.1(a) (definition of “R&W Insurance Policy”)
Post-Closing Statement	Section 1.6(c)
Property	Recitals
Proposed Allocation	Section 1.3
Purchase Price	Section 1.1
Purchase Price Allocation	Section 1.3
Purchased Interests	Recitals
R&W Binder	Section 4.11
RBG	Preamble
RBG Escrow Agreement	Section 1.5(b)(xii)
Real Property	Section 2.6(a)
Released Claims	Section 8.8
Released Party	Section 8.8
Releasing Party	Section 8.8
Remaining Escrow Amount	Section 8.6
Remedies	Section 5.5(c)
Restraint	Section 6.1(a)
Retention Amount	Section 8.5(i)
Seller(s)	Preamble
Seller Fundamental Representations	Section 8.1(b)
Seller Indemnified Party	Section 8.2(b)

Terms	Cross Reference in Agreement
Seller Parties	Preamble
Specified Damages	Section 8.5(i)
Survey	Section 5.6
Survival Period	Section 8.1(b)
Tenant Lease Documents	Section 2.6(c)
Third Party Claim	Section 8.4(a)
Title Company	Section 6.2(e)(i)
Title Policy	Section 6.2(e)(i)

Section 9.2 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of New York, applicable to contracts executed in and to be performed entirely within the State of New York, without regard to the conflicts of laws principles thereof to the extent that the Laws of another jurisdiction would apply as a result of the application thereof.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and the Property, to the exclusive jurisdiction of any court of the State of New York, or Federal court of the United States of America, sitting in The City of New York, Borough of Manhattan, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (A) agrees not to commence any such action or proceeding except in such courts, (B) agrees that any claim in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by Law, in such Federal court, (C) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in any such New York State or Federal court, and (D) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such New York State or Federal court. Each of the parties hereby hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.4 hereof. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE

AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.2(c).

Section 9.3 Specific Performance. The parties hereby acknowledge and agree that (i) irreparable damage would occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached and (ii) money damages would be both incalculable and an insufficient remedy for any such failure to perform or any breach of this Agreement. Accordingly, the parties agree that each party shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions of this Agreement and to seek to enforce specifically this Agreement and the terms and provisions hereof, in addition to any other remedy to which they may be entitled, at law or in equity.

Section 9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (i) when delivered personally, (ii) when transmitted via electronic mail (provided that such sent electronic mail is kept on file (whether electronically or otherwise) by the sending party and the sending party does not receive an automatically generated message from the recipient’s electronic mail server that such electronic mail could not be delivered to such recipient) or facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); provided that if such email or facsimile is delivered after 5:00 p.m. local time of the recipient, or on a day other than a Business Day, then on the next following Business Day, or (iii) the day following the day (except if not a Business Day, then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to the Sellers, or the Company (prior to the Closing), to:

Illinois RBG, L.L.C.

150 North Riverside Plaza, Suite 3300

Chicago, IL 60606

Attn: Jeffrey Ehlers

Email: jehlers@ehlerscc.com

and

MGM Elgin Sub, Inc.

c/o MGM Resorts International

6385 South Rainbow Boulevard, Suite 500

Las Vegas, NV 89118

Attn: Corporate Legal

Email: griches@mgmresorts.com

with a copy (which shall not constitute notice) to:

Greenberg Traurig, LLP

77 West Wacker Drive, Suite 3100

Chicago, IL 60601

Attn: Eric Mazur; Martha A. Sabol

Fax: (312) 456-8435

Email: mazure@gtlaw.com; sabolm@gtlaw.com

(b) if to the Buyer or the Buyer Purchasing Subsidiaries, to:

Eldorado Resorts, Inc.

100 West Liberty Street, Suite 1150

Reno, NV 89501

Attn: Edmund L. Quatmann, Jr.

Email: equatmann@eldoradoresorts.com

with a copy (which shall not constitute notice) to:

Milbank, Tweed, Hadley & McCloy LLP

2029 Century Park East, 32nd Floor

Los Angeles, CA 90067

Attn: Deborah R. Conrad

Email: dconrad@milbank.com

Section 9.5 Interpretation. For purposes of this Agreement (i) when a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section or Exhibit or Schedule of this Agreement unless otherwise indicated. All Exhibits and Schedules of this Agreement are incorporated herein by reference, (ii) the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, (iii) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” (iv) the word “or” is not exclusive and (v) the words “herein”, “hereof”, “hereby”, “hereto” and “hereunder” refer to this Agreement as a whole. The Buyer and each Seller will be referred to herein individually as a “party” and collectively as “parties” (except where the context otherwise requires). The words “provided”, “delivered”, “made available” or other terms of like meaning shall mean that the referenced document or other material was (a) posted and accessible to a Buyer Party or its Representatives in the Citrix ShareFile data room created for Elgin Riverboat Diligence at least one (1) Business Day prior to, and remained so posted and accessible through, the date of this Agreement or (b) transmitted to any of the Buyer Parties or any of their respective Representatives by any other electronic means. The term “pending” shall mean pending (but shall not be construed as referring to any action, suit or proceeding against an applicable party that has been filed but not yet served such party). The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in any Disclosure Schedule is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, (i) are or are not material, (ii) do or do not constitute a Material Adverse Effect or (iii) are or are not outside the Ordinary Course of Business, and no party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, items or matter not described herein or included in a Disclosure Schedule is or is not material, does or does not constitute a Material Adverse Effect or is or is not outside the Ordinary Course of Business, in each case, for purposes of this Agreement.

Section 9.6 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.7 Entire Agreement. This Agreement and all documents and instruments referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided that the Confidentiality Agreement shall remain in full force and effect after the Closing. Each party hereto hereby agrees that, except for the representations and warranties contained in this Agreement, the certificates and other agreements delivered in accordance with this Agreement and the respective Disclosure Schedules, neither the Sellers nor the Buyer Parties make any other representations or warranties, and each hereby disclaims any other representations and warranties made by itself or any of its respective Representatives or other Representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to any of them or their respective Representatives of any documentation or other information with respect to any one or more of the foregoing.

Section 9.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 9.9 Assignment. Without the prior written consent of all of the parties hereto, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including by merger or consolidation) or otherwise. Any attempted assignment in violation of this Section 9.9 shall be void.

Section 9.10 Parties of Interest; No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and its permitted successors and assigns, and, except for the Buyer Indemnified Parties, the Seller Indemnified Parties and as otherwise expressly set forth in this Agreement, nothing in this Agreement, express or implied is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.11 Counterparts. This Agreement may be executed in any number of counterparts and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or PDF file (portable document format file) shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.12 Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. In the event any ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

Section 9.13 Amendment. This Agreement may not be amended other than by an instrument in writing signed on behalf of the Buyer and the Sellers.

Section 9.14 Extension; Waiver. At any time prior to the Closing, the Buyer, on the one hand, and the Sellers, on the other hand, may, to the extent legally allowed (i) extend the time for or waive the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant herein and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. No failure or delay on the part of any party hereto in the exercise of any right or remedy hereunder shall impair such right or remedy or be construed as a waiver of, or acquiescence in, any breach hereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise thereof or any other right.

Section 9.15 Time of the Essence. Time is of the essence with respect to this Agreement and all the terms, provisions, covenants and conditions herein.

Section 9.16 Guarantee. MGM hereby, irrevocably and unconditionally, as primary obligor and not merely as surety, guarantees to the Buyer the payment and performance by MGM Elgin’s obligations under Section 1.6(f) and Article VIII.

Section 9.17 Waiver of Restrictions under Partnership Agreement. The Sellers, being the partners of the Company, and the Company, hereby agree that, notwithstanding anything in the Partnership Agreement to the contrary, the transfer of the Purchased Interests hereunder and other transactions referenced herein shall be made in accordance with the terms of this Agreement, and that no conditions, restrictions or other provisions related to or applicable to transfer of the Purchased Interests contained in the Partnership Agreement shall be applicable to, or be implicated by, such transfer, and that any such conditions, restrictions or other provisions are hereby fully and completely waived in all respect, and the transfer of the Purchased Interests and other transactions referenced herein pursuant to the terms of this Agreement is hereby ratified or approved in all respects.

Section 9.18 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against, the Persons that are expressly named as parties hereunder, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), no past, present or future director, manager, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or other representative of any party hereto shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to have been made in connection herewith. The provisions of this Section 9.18 are intended to be for the benefit of, and enforceable by, the directors, managers, officers, employees, incorporators, committee members, members, partners, stockholders, Affiliates, agents, attorneys and other representatives of the parties hereto, and each such Person shall be a third party beneficiary of this Section 9.18.

Section 9.19 Conflict Waiver; Transaction Materials.

(a) Recognizing that Greenberg Traurig, LLP or one or more of its affiliated or related entities (“GT”) has acted as legal counsel to the Company prior to the Closing, and that GT has acted and intends to act as legal counsel to one or more Sellers or their respective Affiliates after the Closing, each of the Buyer Parties and the Company hereby waives any conflicts of interest that may arise in connection with GT representing one or more of the Sellers or their respective Affiliates after the Closing in connection with this Agreement and the transactions contemplated hereby, based on the fact that GT may be deemed to have represented the Company prior to the Closing or in connection with the transactions contemplated herein. In addition, subject to the last sentence of this Section 9.19(a) and except in the case of any matter as between the Company, on the one hand, and any Person other than any Seller or any of their respective its Affiliates, on the other hand, (i) all communications involving attorney-client confidences between any Seller, its Affiliates or the Company and GT for the purpose of negotiating, documenting and consummating the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to the Sellers and their respective Affiliates (and not the Company), (ii) the Company shall not have access to any such communications, or to the files of GT primarily relating to such engagement, whether or not the Closing shall have occurred; and (iii) upon and after the Closing, (A) the Sellers and their respective Affiliates (and not the Company) shall be the sole holders of the attorney-client privilege with respect to such engagement, and the Company shall not be a holder thereof, (B) to the extent that files of GT in respect of such engagement constitute property of the client, only the Sellers and their respective Affiliates (and not the Company) shall hold such property rights and (C) GT shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Company by reason of any attorney-client relationship between GT and the Company or otherwise. Notwithstanding, anything herein to the contrary, it is understood that communications, status updates and advice prior to the Closing with the Company regarding legal matters involving the Company not made for the primary purpose of the negotiation, preparation, execution and delivery of this Agreement (and the Exhibits and Schedules hereto and the other agreements, instruments and documents contemplated hereby or delivered in connection herewith) shall remain the property of the Company from and after Closing.

(b) Each of Buyer Parties and the Company acknowledges and agree that all Transaction Materials shall constitute the sole and exclusive property of the Representative, and, following the Closing none of the Buyer Parties or the Company shall use or have any right to any such Transaction Materials (including copies thereof, other than copies retained for legal archival purposes or pursuant to automatic backup procedures; provided that such copies shall not be used or accessed for any purpose) (it being understood and agreed that any such Transaction Materials may be transferred to the Sellers or their respective Affiliates and fully deleted from the records (regardless of media) of the Company). To the extent that any of the Buyer Parties or the Company comes into possession of any Transaction Materials following the Closing, such Persons shall not use such Transaction Materials for any purpose.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

COMPANY:

ELGIN RIVERBOAT RESORT – RIVERBOAT CASINO

By:	/s/ Jeffrey H. Elhers
Name: Jeffrey H. Ehlers
Title: Authorized Signatory

SELLERS:

MGM ELGIN SUB, INC.

By:	/s/ Corey Sanders
Name: Corey Sanders
Title: Authorized Representative

ILLINOIS RBG, L.L.C.

By:	/s/ Jeffrey H. Elhers
Name: Jeffrey H. Ehlers
Title: Manager

[Interest Purchase Agreement]

BUYER:

ELDORADO RESORTS, INC.

By:	/s/ Gary L. Carano
Name: Gary L. Carano
Title: Chief Executive Officer

BUYER PURCHASING SUBSIDIARIES:

ELGIN HOLDINGS I LLC
ELGIN HOLDINGS II LLC

By:	/s/ Gary L. Carano
Name: Gary L. Carano
Title: Chief Executive Officer

[Interest Purchase Agreement]

Solely for the purposes of guaranteeing MGM Elgin’s obligations pursuant to Section 9.16:

MGM:

MGM RESORTS INTERNATIONAL

By:	/s/ Corey Sanders
Name: Corey Sanders
Title: Chief Operating Officer

[Interest Purchase Agreement]